Old Mutual Asset Allocation Conservative Portfolio

SCHEDULE OF INVESTMENTS
AS OF APRIL 30, 2009 (UNAUDITED)

Description	Shares	Value (000)
Affiliated Mutual Funds[(1)] - 98.9%		
Government/Corporate - 67.5%		
Old Mutual Barrow Hanley Core Bond Fund	1,525,751	$ 15,380
Old Mutual Dwight High Yield Fund	409,756	3,401
Old Mutual Dwight Intermediate Fixed Income Fund	705,616	6,943
Old Mutual International Bond Fund	499,927	4,004
Total Government/Corporate		29,728
Growth - 2.9%		
Old Mutual Advantage Growth Fund	152,008	838
Old Mutual Growth Fund*	24,424	438
Total Growth		1,276
Growth-Large Cap - 1.4%		
Old Mutual Large Cap Growth Fund*	51,060	629
Total Growth-Large Cap		629
International Equity - 6.4%		
Old Mutual International Equity Fund	445,271	2,828
Total International Equity		2,828
Market Neutral-Equity - 2.5%		
Old Mutual Analytic U.S. Long/Short Fund	131,281	1,121
Total Market Neutral-Equity		1,121
Value - 10.6%		
Old Mutual Barrow Hanley Value Fund	747,397	3,281
Old Mutual Focused Fund	84,846	1,369
Total Value		4,650
Value-Mid Cap - 7.6%		
Old Mutual TS&W Mid-Cap Value Fund	543,520	3,337
Total Value-Mid Cap		3,337
Total Affiliated Mutual Funds (Cost $50,848)		**43,569**
Money Market Fund - 1.4%		
Dreyfus Cash Management Fund, Institutional Class, 0.700% (A)	608,304	608
Total Money Market Fund (Cost $608)		**608**
Total Investments - 100.3% (Cost $51,456)†		**44,177**
Other Assets and Liabilities, Net - (0.3)%		**(125)**
Total Net Assets - 100.0%		**$ 44,052**

 * Non-income producing security.
 (1) Investments are funds within the Old Mutual family of funds and they may be deemed to be under common
     control because they may share the same Board of Trustees. Old Mutual Capital, Inc. serves as the
     investment adviser to all affiliated mutual funds.
 (A) The rate reported represents the 7-day effective yield as of April 30, 2009.

 Cost figures are shown with "000's" omitted

† At April 30, 2009, the approximate tax basis cost of the Fund's investments was $51,456 (000), and the unrealized appreciation and depreciation were $212 (000) and $(7,491) (000), respectively.

FAS 157 Footnote Disclosure:

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end . These inputs are summarized in three broad levels as

        Level 1 – quoted prices in active markets for identical securities
        Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
        Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.
A summary of the inputs used as of April 30, 2009 in valuing the Fund's net assets were as follows:

Valuation Inputs	Investments (000)
Level 1 – quoted prices	$ 44,177
Level 2 – other significant observable inputs	-
Level 3 – significant unobservable inputs	-
Total	$ 44,177

For information regarding the Fund's policy regarding valuation of investments and other significant accounting policies, please refer to the Fund's most recent semi-annual or annual financial statements.

Old Mutual Asset Allocation Balanced Portfolio

SCHEDULE OF INVESTMENTS
AS OF APRIL 30, 2009 (UNAUDITED)

Description	Shares	Value (000)
Affiliated Mutual Funds[1] - 98.8%		
Emerging Market-Equity - 3.2%		
Old Mutual Clay Finlay Emerging Markets Fund	372,661	$ 3,309
Total Emerging Market-Equity		3,309
Government/Corporate - 34.7%		
Old Mutual Barrow Hanley Core Bond Fund	1,815,636	18,302
Old Mutual Dwight High Yield Fund	471,900	3,917
Old Mutual Dwight Intermediate Fixed Income Fund	869,394	8,555
Old Mutual International Bond Fund	614,128	4,919
Total Government/Corporate		35,693
Growth - 7.2%		
Old Mutual Advantage Growth Fund	1,235,054	6,805
Old Mutual Growth Fund*	30,997	555
Total Growth		7,360
Growth-Small Cap - 2.4%		
Old Mutual Strategic Small Company Fund*	351,278	2,494
Total Growth-Small Cap		2,494
International Equity - 11.8%		
Old Mutual International Equity Fund	1,908,490	12,119
Total International Equity		12,119
Market Neutral-Equity - 5.1%		
Old Mutual Analytic U.S. Long/Short Fund	617,304	5,272
Total Market Neutral-Equity		5,272
Real Estate - 0.9%		
Old Mutual Heitman Global Real Estate Securities Fund	167,361	936
Total Real Estate		936
Sector Fund-Real Estate - 0.5%		
Old Mutual Heitman REIT Fund	99,438	466
Total Sector Fund-Real Estate		466
Value - 15.4%		
Old Mutual Barrow Hanley Value Fund	2,691,703	11,817
Old Mutual Focused Fund	251,187	4,054
Total Value		15,871
Value-Mid Cap - 10.0%		
Old Mutual TS&W Mid-Cap Value Fund	1,674,260	10,280
Total Value-Mid Cap		10,280
Value-Small Cap - 7.6%		
Old Mutual Discover Value Fund	1,184,864	7,856
Total Value-Small Cap		7,856
Total Affiliated Mutual Funds (Cost $143,127)		**101,656**
Money Market Fund - 0.7%		
Dreyfus Cash Management Fund, Institutional Class, 0.700% (A)	682,356	682
Total Money Market Fund (Cost $682)		**682**
Total Investments - 99.5% (Cost $143,809)†		**102,338**
Other Assets and Liabilities, Net - 0.5%		**487**
Total Net Assets - 100.0%		**$ 102,825**

 * Non-income producing security.

(1) Investments are funds within the Old Mutual family of funds and they may be deemed to be under common
   control because they may share the same Board of Trustees. Old Mutual Capital, Inc. serves as the
   investment adviser to all affiliated mutual funds.

(A) The rate reported represents the 7-day effective yield as of April 30, 2009.

 Cost figures are shown with "000's" omitted

† At April 30, 2009, the approximate tax basis cost of the Fund's investments was $143,809 (000), and the unrealized appreciation and depreciation were $210 (000) and $(41,681) (000), respectively.

FAS 157 Footnote Disclosure:

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end . These inputs are summarized in three broad levels as follows:

      Level 1 – quoted prices in active markets for identical securities
      Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
      Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

A summary of the inputs used as of April 30, 2009 in valuing the Fund's net assets were as follows:

Valuation Inputs	Investments (000)
Level 1 – quoted prices	$ 102,338
Level 2 – other significant observable inputs	-
Level 3 – significant unobservable inputs	-
Total	$ 102,338

For information regarding the Fund's policy regarding valuation of investments and other significant accounting policies, please refer to the Fund's most recent semi-annual or annual financial statements.

Old Mutual Asset Allocation Moderate Growth Portfolio

SCHEDULE OF INVESTMENTS
AS OF APRIL 30, 2009 (UNAUDITED)

Description	Shares	Value (000)
Affiliated Mutual Funds[(1)] - 99.6%		
Emerging Market-Equity - 3.8%		
Old Mutual Clay Finlay Emerging Markets Fund	502,562	$ 4,463
Total Emerging Market-Equity		4,463
Government/Corporate - 15.2%		
Old Mutual Barrow Hanley Core Bond Fund	956,742	9,644
Old Mutual Dwight Intermediate Fixed Income Fund	483,561	4,758
Old Mutual International Bond Fund	414,014	3,316
Total Government/Corporate		17,718
Growth - 8.9%		
Old Mutual Advantage Growth Fund	1,694,098	9,334
Old Mutual Growth Fund*	56,415	1,011
Total Growth		10,345
Growth-Large Cap - 0.9%		
Old Mutual Large Cap Growth Fund*	81,236	1,000
Total Growth-Large Cap		1,000
Growth-Small Cap - 4.3%		
Old Mutual Strategic Small Company Fund*	703,696	4,996
Total Growth-Small Cap		4,996
International Equity - 17.3%		
Old Mutual International Equity Fund	3,175,629	20,165
Total International Equity		20,165
Market Neutral-Equity - 6.2%		
Old Mutual Analytic U.S. Long/Short Fund	846,717	7,231
Total Market Neutral-Equity		7,231
Real Estate - 2.3%		
Old Mutual Heitman Global Real Estate Securities Fund	478,976	2,678
Total Real Estate		2,678
Sector Fund-Real Estate - 0.6%		
Old Mutual Heitman REIT Fund	160,752	754
Total Sector Fund-Real Estate		754
Value - 17.4%		
Old Mutual Barrow Hanley Value Fund	3,274,255	14,374
Old Mutual Focused Fund	370,526	5,980
Total Value		20,354
Value-Mid Cap - 11.8%		
Old Mutual TS&W Mid-Cap Value Fund	2,255,137	13,847
Total Value-Mid Cap		13,847
Value-Small Cap - 10.9%		
Old Mutual Discover Value Fund	1,925,906	12,769
Total Value-Small Cap		12,769
Total Affiliated Mutual Funds (Cost $182,165)		**116,320**
Money Market Fund - 0.8%		
Dreyfus Cash Management Fund, Institutional Class, 0.700% (A)	984,796	985
Total Money Market Fund (Cost $985)		**985**
Total Investments - 100.4% (Cost $183,150)†		**117,305**
Other Assets and Liabilities, Net - (0.4)%		**(485)**
Total Net Assets - 100.0%		**$ 116,820**

* Non-income producing security.

(1) Investments are funds within the Old Mutual family of funds and they may be deemed to be under common
control because they may share the same Board of Trustees. Old Mutual Capital, Inc. serves as the
investment adviser to all affiliated mutual funds.

(A) The rate reported represents the 7-day effective yield as of April 30, 2009.

Cost figures are shown with "000's" omitted

† At April 30, 2009, the approximate tax basis cost of the Fund's investments was $183,150 (000), and the unrealized appreciation and depreciation were $221 (000) and
$(66,066) (000), respectively.

FAS 157 Footnote Disclosure:

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end . These inputs are summarized in three broad levels as follows:

Level 1 – quoted prices in active markets for identical securities
Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)

Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.
A summary of the inputs used as of April 30, 2009 in valuing the Fund's net assets were as follows:

Valuation Inputs	Investments (000)	
Level 1 – quoted prices	$	117,305
Level 2 – other significant observable inputs		-
Level 3 – significant unobservable inputs		-
Total	$	117,305

 For information regarding the Fund's policy regarding valuation of investments and other significant accounting policies, please refer to the Fund's most recent semi-annual or annual financial statements.

Old Mutual Asset Allocation Growth Portfolio

SCHEDULE OF INVESTMENTS
AS OF APRIL 30, 2009 (UNAUDITED)

Description	Shares	Value (000)
Affiliated Mutual Funds[1] - 99.5%		
Emerging Market-Equity - 4.6%		
Old Mutual Clay Finlay Emerging Markets Fund	402,621	$ 3,575
Total Emerging Market-Equity		3,575
Growth - 12.5%		
Old Mutual Advantage Growth Fund	1,749,989	9,642
Old Mutual Growth Fund*	10,725	192
Total Growth		9,834
Growth-Small Cap - 5.4%		
Old Mutual Strategic Small Company Fund*	598,644	4,250
Total Growth-Small Cap		4,250
International Equity - 21.3%		
Old Mutual International Equity Fund	2,634,725	16,731
Total International Equity		16,731
Market Neutral-Equity - 6.2%		
Old Mutual Analytic U.S. Long/Short Fund	574,098	4,903
Total Market Neutral-Equity		4,903
Real Estate - 4.3%		
Old Mutual Heitman Global Real Estate Securities Fund	607,112	3,394
Total Real Estate		3,394
Sector Fund-Real Estate - 2.2%		
Old Mutual Heitman REIT Fund	366,301	1,718
Total Sector Fund-Real Estate		1,718
Value - 22.3%		
Old Mutual Barrow Hanley Value Fund	2,847,729	12,502
Old Mutual Focused Fund	312,605	5,046
Total Value		17,548
Value-Mid Cap - 9.2%		
Old Mutual TS&W Mid-Cap Value Fund	1,184,033	7,270
Total Value-Mid Cap		7,270
Value-Small Cap - 11.5%		
Old Mutual Discover Value Fund	1,369,543	9,080
Total Value-Small Cap		9,080
Total Affiliated Mutual Funds (Cost $134,359)		**78,303**
Money Market Fund - 0.8%		
Dreyfus Cash Management Fund, Institutional Class, 0.700% (A)	654,325	654
Total Money Market Fund (Cost $654)		**654**
Total Investments - 100.3% (Cost $135,013)†		**78,957**
Other Assets and Liabilities, Net - (0.3)%		**(212)**
Total Net Assets - 100.0%		**$ 78,745**

 * Non-income producing security.

(1) Investments are funds within the Old Mutual family of funds and they may be deemed to be under common control because they may share the same Board of Trustees. Old Mutual Capital, Inc. serves as the investment adviser to all affiliated mutual funds.

(A) The rate reported represents the 7-day effective yield as of April 30, 2009.

 Cost figures are shown with "000's" omitted

† At April 30, 2009, the approximate tax basis cost of the Fund's investments was $135,013 (000), and the unrealized appreciation and depreciation were $7 (000) and $(56,063) (000), respectively.

FAS 157 Footnote Disclosure:

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end . These inputs are summarized in three broad levels as follows:

Level 1 – quoted prices in active markets for identical securities
Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

A summary of the inputs used as of April 30, 2009 in valuing the Fund's net assets were as follows:

Valuation Inputs	Investments (000)
Level 1 – quoted prices	$ 78,957

Level 2 – other significant observable inputs		-
Level 3 – significant unobservable inputs		-
Total	$	78,957

For information regarding the Fund's policy regarding valuation of investments and other significant accounting policies, please refer to the Fund's most recent semi-annual or annual financial statements.

Old Mutual Analytic Fund

Description	Shares/Face Amount (000)/ Contracts	Value (000)
Common Stock - 98.7%		
Aerospace/Defense - 2.1%		
General Dynamics (B)	14,033	$ 725
Lockheed Martin (B)	24,378	1,914
Raytheon (B)	34,431	1,557
Total Aerospace/Defense		4,196
Agricultural Operations - 1.2%		
Archer-Daniels-Midland (B)	41,127	1,013
Bunge (B)	30,959	1,486
Total Agricultural Operations		2,499
Airlines - 0.5%		
Southwest Airlines (B)	134,859	941
Total Airlines		941
Applications Software - 3.4%		
Compuware*	27,614	207
Microsoft (B)	328,450	6,654
Total Applications Software		6,861
Auto/Truck Parts & Equipment-Original - 0.3%		
Johnson Controls	18,993	361
WABCO Holdings	10,579	169
Total Auto/Truck Parts & Equipment-Original		530
Auto-Cars/Light Trucks - 1.5%		
Ford Motor* (B)	518,211	3,099
Total Auto-Cars/Light Trucks		3,099
Beverages-Non-Alcoholic - 0.0%		
Coca-Cola Enterprises	98	2
Total Beverages-Non-Alcoholic		2
Beverages-Wine/Spirits - 0.7%		
Brown-Forman, Cl B (B)	31,664	1,472
Total Beverages-Wine/Spirits		1,472
Broadcast Services/Programming - 0.1%		
Liberty Media - Capital, Ser A*	18,560	217
Total Broadcast Services/Programming		217
Cable/Satellite TV - 2.8%		
Comcast, Cl A (B)	255,263	3,946
DIRECTV Group* (B)	54,787	1,355
DISH Network, Cl A*	31,986	424
Total Cable/Satellite TV		5,725
Casino Hotels - 0.4%		
Las Vegas Sands*	96,965	758
Total Casino Hotels		758
Cellular Telecommunications - 0.8%		
NII Holdings* (B)	48,716	787
United States Cellular* (B)	26,865	913
Total Cellular Telecommunications		1,700
Chemicals-Diversified - 0.2%		
Dow Chemical	22,422	359
Total Chemicals-Diversified		359
Chemicals-Specialty - 1.4%		
Ashland (B)	88,151	1,936
Ecolab (B)	22,074	851
Total Chemicals-Specialty		2,787
Coal - 0.0%		
Arch Coal	1,411	20
Total Coal		20
Commercial Banks-Central US - 0.1%		
BOK Financial	7,142	269
Total Commercial Banks-Central US		269
Commercial Banks-Southern US - 0.1%		
Bancorpsouth	1,189	28
BB&T	6,067	142
Total Commercial Banks-Southern US		170
Commercial Banks-Western US - 0.0%		
Bank of Hawaii	2,519	89
Total Commercial Banks-Western US		89
Commercial Services - 0.3%		
Quanta Services*	19,324	439
Ticketmaster Entertainment*	35,556	187
Total Commercial Services		626
Commercial Services-Finance - 2.3%		
H&R Block (B)	91,383	1,384
MasterCard, Cl A	1,155	212

Visa, Cl A (B)	27,630	1,795
Western Union (B)	78,639	1,317
Total Commercial Services-Finance		4,708
Computer Services - 1.1%		
Accenture, Cl A (B)	74,773	2,201
Total Computer Services		2,201
Computers - 3.0%		
Dell*	40,603	472
Hewlett-Packard (B)	157,967	5,684
Total Computers		6,156
Consulting Services - 0.0%		
Genpact*	3,878	35
Total Consulting Services		35
Cosmetics & Toiletries - 1.0%		
Bare Escentuals*	55,414	513
Estee Lauder, Cl A	11,274	337
Procter & Gamble (B)	25,034	1,238
Total Cosmetics & Toiletries		2,088
Distribution/Wholesale - 1.0%		
Ingram Micro, Cl A* (B)	45,214	656
Tech Data* (B)	45,786	1,318
Total Distribution/Wholesale		1,974
Diversified Banking Institution - 1.1%		
Bank of America (B)	161,430	1,442
Citigroup	48,671	148
JPMorgan Chase (B)	19,167	633
Total Diversified Banking Institution		2,223
Diversified Manufacturing Operations - 0.7%		
General Electric	15,931	202
Harsco (B)	43,064	1,186
Total Diversified Manufacturing Operations		1,388
E-Commerce/Products - 0.2%		
Amazon.com*	4,178	336
Total E-Commerce/Products		336
E-Commerce/Services - 0.6%		
eBay* (B)	67,109	1,105
Liberty Media - Interactive, Cl A*	33,762	179
Total E-Commerce/Services		1,284
Electric Products-Miscellaneous - 0.5%		
Molex (B)	55,221	921
Total Electric Products-Miscellaneous		921
Electric-Generation - 0.3%		
AES* (B)	87,208	617
Total Electric-Generation		617
Electric-Integrated - 1.2%		
PPL (B)	83,750	2,505
Total Electric-Integrated		2,505
Electronic Components-Miscellaneous - 0.3%		
AVX	24,618	246
Tyco Electronics	19,724	344
Total Electronic Components-Miscellaneous		590
Electronic Components-Semiconductors - 3.9%		
Intel (B)	323,047	5,098
Texas Instruments (B)	156,686	2,830
Total Electronic Components-Semiconductors		7,928
Electronic Measuring Instruments - 0.3%		
Agilent Technologies* (B)	31,832	581
Total Electronic Measuring Instruments		581
Engineering/R&D Services - 2.3%		
Fluor (B)	52,603	1,992
Jacobs Engineering Group* (B)	19,248	732
KBR (B)	122,271	1,910
Total Engineering/R&D Services		4,634
Entertainment Software - 1.1%		
Electronic Arts* (B)	106,692	2,171
Total Entertainment Software		2,171
Fiduciary Banks - 2.2%		
Bank of New York Mellon (B)	79,293	2,020
Northern Trust (B)	30,062	1,634
State Street (B)	21,336	728
Total Fiduciary Banks		4,382
Finance-Commercial - 0.2%		
CIT Group (B)	137,815	306
Total Finance-Commercial		306
Finance-Credit Card - 0.2%		
American Express	4,101	103
Discover Financial Services	34,285	279
Total Finance-Credit Card		382
Finance-Investment Banker/Broker - 1.7%		
Charles Schwab (B)	190,578	3,522
Total Finance-Investment Banker/Broker		3,522

Financial Guarantee Insurance - 0.0%		
MBIA*	20,989	99
Total Financial Guarantee Insurance		99
Food-Meat Products - 0.9%		
Hormel Foods	1,938	61
Tyson Foods, Cl A (B)	160,999	1,697
Total Food-Meat Products		1,758
Food-Miscellaneous/Diversified - 0.4%		
ConAgra Foods	535	9
Corn Products International (B)	33,406	798
Total Food-Miscellaneous/Diversified		807
Food-Wholesale/Distribution - 1.6%		
Sysco (B)	137,917	3,218
Total Food-Wholesale/Distribution		3,218
Hospital Beds/Equipment - 0.3%		
Hill-Rom Holdings (B)	45,709	593
Total Hospital Beds/Equipment		593
Hotels & Motels - 0.5%		
Marriott International, Cl A	17,315	408
Starwood Hotels & Resorts Worldwide (B)	31,036	647
Total Hotels & Motels		1,055
Independent Power Producer - 1.2%		
Calpine* (B)	179,463	1,455
Dynegy, Cl A*	10,530	19
Mirant*	9,560	122
NRG Energy* (B)	44,882	807
Total Independent Power Producer		2,403
Instruments-Scientific - 0.1%		
Thermo Fisher Scientific*	6,787	238
Total Instruments-Scientific		238
Internet Content-Information/News - 0.1%		
WebMD Health, Cl A*	4,026	104
Total Internet Content-Information/News		104
Investment Management/Advisory Services - 2.7%		
Blackrock (B)	11,115	1,629
Franklin Resources	6,797	411
Invesco	11,751	173
Janus Capital Group (B)	169,458	1,700
T Rowe Price Group (B)	40,797	1,572
Total Investment Management/Advisory Services		5,485
Life/Health Insurance - 0.8%		
Principal Financial Group (B)	82,341	1,345
Torchmark	10,098	296
Total Life/Health Insurance		1,641
Machinery-Farm - 0.9%		
AGCO* (B)	77,909	1,893
Total Machinery-Farm		1,893
Medical Instruments - 0.2%		
Medtronic	11,068	354
Total Medical Instruments		354
Medical Products - 3.8%		
Becton Dickinson (B)	12,367	748
Johnson & Johnson (B)	103,140	5,400
Stryker (B)	42,877	1,660
Total Medical Products		7,808
Medical-Biomedical/Genetic - 1.6%		
Genzyme* (B)	21,138	1,127
Gilead Sciences* (B)	45,582	2,088
Total Medical-Biomedical/Genetic		3,215
Medical-Drugs - 3.1%		
Abbott Laboratories (B)	12,026	503
Forest Laboratories* (B)	33,439	725
Merck (B)	45,741	1,109
Pfizer (B)	146,375	1,956
Schering-Plough (B)	28,486	656
Sepracor*	16,711	237
Wyeth (B)	25,214	1,069
Total Medical-Drugs		6,255
Medical-HMO - 0.9%		
Aetna (B)	35,253	776
Health Net* (B)	37,756	545
UnitedHealth Group (B)	23,907	562
Total Medical-HMO		1,883
Medical-Hospitals - 0.3%		
Tenet Healthcare*	234,549	528
Total Medical-Hospitals		528
Medical-Wholesale Drug Distributors - 4.1%		
AmerisourceBergen (B)	89,906	3,024
Cardinal Health (B)	83,808	2,832
McKesson (B)	65,757	2,433
Total Medical-Wholesale Drug Distributors		8,289

Metal Processors & Fabricators - 0.7%		
Commercial Metals	29,949	446
Timken (B)	58,551	941
Total Metal Processors & Fabricators		1,387
Multi-line Insurance - 0.2%		
American Financial Group	10,856	191
Old Republic International	22,881	214
Total Multi-line Insurance		405
Multimedia - 0.9%		
Walt Disney (B)	80,854	1,771
Total Multimedia		1,771
Non-Ferrous Metals - 0.0%		
Titanium Metals	14,447	98
Total Non-Ferrous Metals		98
Oil Companies-Exploration & Production - 4.5%		
Apache (B)	8,327	607
Cabot Oil & Gas (B)	35,118	1,060
EOG Resources (B)	23,310	1,480
Occidental Petroleum (B)	64,030	3,604
Pioneer Natural Resources (B)	85,197	1,970
Whiting Petroleum* (B)	14,777	484
Total Oil Companies-Exploration & Production		9,205
Oil Companies-Integrated - 8.1%		
Chevron (B)	87,387	5,776
Exxon Mobil (B)	146,986	9,800
Murphy Oil (B)	16,495	787
Total Oil Companies-Integrated		16,363
Oil Refining & Marketing - 0.4%		
Tesoro (B)	47,078	718
Total Oil Refining & Marketing		718
Oil-Field Services - 0.5%		
Halliburton (B)	36,817	744
Oil States International*	1,793	34
Tetra Technologies*	38,868	222
Total Oil-Field Services		1,000
Paper & Related Products - 1.3%		
Rayonier (B)	70,380	2,718
Total Paper & Related Products		2,718
Pharmacy Services - 0.0%		
Medco Health Solutions*	156	7
Total Pharmacy Services		7
Property/Casualty Insurance - 0.1%		
Chubb	2,801	109
Progressive	3,059	47
Total Property/Casualty Insurance		156
REITs-Office Property - 0.1%		
SL Green Realty	14,431	255
Total REITs-Office Property		255
REITs-Shopping Centers - 0.0%		
Developers Diversified Realty	1,369	6
Total REITs-Shopping Centers		6
REITs-Storage - 0.7%		
Public Storage (B)	21,848	1,461
Total REITs-Storage		1,461
Retail-Apparel/Shoe - 0.5%		
Gap (B)	40,131	624
Guess?	18,502	482
Total Retail-Apparel/Shoe		1,106
Retail-Automobile - 0.2%		
Carmax*	39,095	499
Total Retail-Automobile		499
Retail-Consumer Electronics - 0.6%		
Best Buy (B)	29,683	1,139
Total Retail-Consumer Electronics		1,139
Retail-Discount - 1.7%		
Costco Wholesale (B)	63,940	3,107
Wal-Mart Stores	7,291	367
Total Retail-Discount		3,474
Retail-Drug Store - 2.0%		
Walgreen (B)	126,990	3,991
Total Retail-Drug Store		3,991
Retail-Mail Order - 0.1%		
Williams-Sonoma	17,393	243
Total Retail-Mail Order		243
Retail-Major Department Store - 0.4%		
JC Penney (B)	24,301	746
Saks*	6,876	36
Total Retail-Major Department Store		782
S&L/Thrifts-Central US - 0.6%		
TFS Financial (B)	99,933	1,172
Total S&L/Thrifts-Central US		1,172

Semiconductor Components-Integrated Circuits - 0.4%		
Analog Devices	13,155	280
Atmel*	11,934	46
Marvell Technology Group*	43,686	480
Total Semiconductor Components-Integrated Circuits		806
Steel-Producers - 0.1%		
AK Steel Holding	11,726	153
Total Steel-Producers		153
Super-Regional Banks-US - 1.6%		
SunTrust Banks	13,931	201
US Bancorp (B)	114,430	2,085
Wells Fargo (B)	47,258	946
Total Super-Regional Banks-US		3,232
Telecommunications Equipment-Fiber Optics - 1.4%		
Corning (B)	196,392	2,871
Total Telecommunications Equipment-Fiber Optics		2,871
Telecommunications Services - 0.1%		
Clearwire, Cl A*	28,836	160
Total Telecommunications Services		160
Telephone-Integrated - 3.0%		
AT&T (B)	159,239	4,080
Sprint Nextel* (B)	407,329	1,776
Telephone & Data Systems	10,322	296
Total Telephone-Integrated		6,152
Tobacco - 1.3%		
Altria Group (B)	40,291	658
Philip Morris International (B)	53,322	1,930
Total Tobacco		2,588
Transportation-Rail - 0.1%		
CSX	8,952	265
Total Transportation-Rail		265
Transportation-Services - 0.2%		
CH Robinson Worldwide	7,508	399
Total Transportation-Services		399
Travel Services - 0.0%		
Interval Leisure Group*	1,492	12
Total Travel Services		12
Web Portals/ISP - 0.9%		
Google, Cl A* (B)	3,355	1,328
Yahoo!* (B)	35,429	506
Total Web Portals/ISP		1,834
Wireless Equipment - 1.4%		
Motorola (B)	426,993	2,361
Qualcomm	13,183	558
Total Wireless Equipment		2,919
Total Common Stock (Cost $192,406)		**200,225**
Warrants - 0.0%		
Raytheon,		
expires 06/16/2011*	528	6
Total Warrants (Cost $0)		**6**
U.S. Treasury Obligations - 9.2%		
United States Treasury Bill		
0.267%, 10/22/2009 (C)	$ 18,610	18,586
Total U.S. Treasury Obligations (Cost $18,549)		**18,586**
Money Market Fund - 0.7%		
Dreyfus Cash Management Fund, Institutional Class, 0.700% (A)	1,378,373	1,378
Total Money Market Fund (Cost $1,378)		**1,378**
Total Investments - 108.6% (Cost $212,333)†		**220,195**
Securities Sold Short - (17.4)%		
Airlines - (0.0)%		
Delta Air Lines*	(1,118)	(7)
Total Airlines		(7)
Applications Software - (0.3)%		
Nuance Communications*	(42,164)	(563)
Total Applications Software		(563)
Auto-Medium & Heavy Duty Trucks - (0.1)%		
Oshkosh	(24,770)	(238)
Total Auto-Medium & Heavy Duty Trucks		(238)
Building & Construction Products-Miscellaneous - (0.4)%		
Owens Corning*	(48,483)	(868)
Total Building & Construction Products-Miscellaneous		(868)
Building Products-Cement/Aggregate - (0.3)%		
Eagle Materials	(20,555)	(571)
Total Building Products-Cement/Aggregate		(571)
Building-Residential/Commercial - (0.7)%		
MDC Holdings	(23,077)	(789)
Toll Brothers*	(32,205)	(653)
Total Building-Residential/Commercial		(1,442)
Commercial Banks-Eastern US - (0.5)%		
CapitalSource	(56,964)	(176)
Webster Financial	(150,795)	(789)
Total Commercial Banks-Eastern US		(965)
Commercial Banks-Southern US - (0.2)%		
First Horizon National	(38,692)	(445)
Total Commercial Banks-Southern US		(445)

Commercial Services - (0.4)%		
Weight Watchers International	(29,474)	(733)
Total Commercial Services		(733)
Computers-Memory Devices - (0.3)%		
Seagate Technology	(70,007)	(571)
Total Computers-Memory Devices		(571)
Consumer Products-Miscellaneous - (0.2)%		
Jarden*	(15,015)	(302)
Total Consumer Products-Miscellaneous		(302)
Decision Support Software - (0.1)%		
MSCI, Cl A*	(8,658)	(182)
Total Decision Support Software		(182)
Diversified Manufacturing Operations - (0.3)%		
Ingersoll-Rand, Cl A	(32,395)	(705)
Total Diversified Manufacturing Operations		(705)
E-Commerce/Services - (0.0)%		
Expedia*	(1,447)	(20)
Total E-Commerce/Services		(20)
Electronic Components-Semiconductors - (1.4)%		
International Rectifier*	(87,238)	(1,473)
ON Semiconductor*	(242,147)	(1,312)
Total Electronic Components-Semiconductors		(2,785)
Electronic Design Automation - (0.1)%		
Cadence Design Systems*	(43,656)	(244)
Total Electronic Design Automation		(244)
Finance-Consumer Loans - (0.3)%		
SLM*	(130,179)	(629)
Total Finance-Consumer Loans		(629)
Finance-Investment Banker/Broker - (1.2)%		
E*Trade Financial*	(135,125)	(193)
Jefferies Group	(65,616)	(1,284)
Lazard, Cl A	(31,111)	(849)
MF Global*	(25,073)	(153)
Total Finance-Investment Banker/Broker		(2,479)
Hospital Beds/Equipment - (0.0)%		
Kinetic Concepts*	(635)	(16)
Total Hospital Beds/Equipment		(16)
Investment Management/Advisory Services - (0.6)%		
Affiliated Managers Group*	(11,925)	(678)
Legg Mason	(27,887)	(560)
Total Investment Management/Advisory Services		(1,238)
Life/Health Insurance - (0.1)%		
Conseco*	(33,947)	(54)
Protective Life	(22,233)	(191)
Total Life/Health Insurance		(245)
Medical-Drugs - (0.6)%		
King Pharmaceuticals*	(143,841)	(1,133)
Total Medical-Drugs		(1,133)
Medical-Generic Drugs - (0.2)%		
Perrigo	(18,716)	(485)
Total Medical-Generic Drugs		(485)
Medical-HMO - (0.0)%		
WellCare Health Plans*	(2,324)	(35)
Total Medical-HMO		(35)
Metal-Aluminum - (0.3)%		
Century Aluminum*	(136,665)	(552)
Total Metal-Aluminum		(552)
Metal-Copper - (0.0)%		
Freeport-McMoRan Copper & Gold	(1,998)	(85)
Total Metal-Copper		(85)
Multi-line Insurance - (0.9)%		
Genworth Financial, Cl A	(79,109)	(187)
Hartford Financial Services Group	(55,986)	(642)
XL Capital, Cl A	(104,361)	(993)
Total Multi-line Insurance		(1,822)
Multimedia - (0.1)%		
EW Scripps, Cl A	(84,847)	(167)
Total Multimedia		(167)
Office Automation & Equipment - (0.6)%		
Pitney Bowes	(45,651)	(1,120)
Total Office Automation & Equipment		(1,120)
Oil Companies-Exploration & Production - (1.6)%		
Cimarex Energy	(6,025)	(162)
Forest Oil*	(1,285)	(21)
Newfield Exploration*	(3,023)	(94)
Plains Exploration & Production*	(88,623)	(1,672)
Quicksilver Resources*	(56,263)	(457)
W&T Offshore	(94,965)	(881)
Total Oil Companies-Exploration & Production		(3,287)
Oil-Field Services - (0.1)%		
Global Industries*	(14,036)	(91)
Helix Energy Solutions Group*	(17,772)	(162)
Total Oil-Field Services		(253)
Pipelines - (0.2)%		
El Paso	(64,188)	(443)

Total Pipelines		(443)
Property/Casualty Insurance - (0.1)%		
Markel*	(422)	(121)
OneBeacon Insurance Group, Cl A	(14,996)	(174)
Total Property/Casualty Insurance		(295)
Publishing-Newspapers - (0.2)%		
Gannett	(85,797)	(335)
Total Publishing-Newspapers		(335)
Real Estate Management/Services - (0.2)%		
CB Richard Ellis Group, Cl A*	(54,123)	(406)
Total Real Estate Management/Services		(406)
REITs-Apartments - (0.2)%		
Apartment Investment & Management, Cl A	(4,344)	(32)
UDR	(42,990)	(433)
Total REITs-Apartments		(465)
REITs-Mortgage - (0.2)%		
Annaly Capital Management	(35,133)	(494)
Total REITs-Mortgage		(494)
REITS-Mortgage - (0.0)%		
Walter Investment Management*	(3,762)	(30)
Total REITS-Mortgage		(30)
REITs-Regional Malls - (0.9)%		
Taubman Centers	(74,636)	(1,778)
Total REITs-Regional Malls		(1,778)
Rental Auto/Equipment - (0.1)%		
United Rentals*	(45,580)	(276)
Total Rental Auto/Equipment		(276)
Retail-Auto Parts - (0.5)%		
Autozone*	(5,305)	(883)
O'Reilly Automotive*	(4,155)	(161)
Total Retail-Auto Parts		(1,044)
Semiconductor Components-Integrated Circuits - (0.0)%		
Integrated Device Technology*	(11,577)	(63)
Total Semiconductor Components-Integrated Circuits		(63)
Semiconductor Equipment - (0.5)%		
Kla-Tencor	(32,908)	(913)
Total Semiconductor Equipment		(913)
Super-Regional Banks-US - (0.2)%		
Capital One Financial	(19,020)	(318)
Total Super-Regional Banks-US		(318)
Telecommunications Equipment - (0.7)%		
ADC Telecommunications*	(192,303)	(1,415)
Total Telecommunications Equipment		(1,415)
Telecommunications Equipment-Fiber Optics - (0.4)%		
Ciena*	(60,624)	(724)
Total Telecommunications Equipment-Fiber Optics		(724)
Television - (0.3)%		
CBS, Cl B	(51,831)	(365)
Central European Media Enterprises, Cl A*	(9,364)	(154)
Total Television		(519)
Therapeutics - (0.1)%		
BioMarin Pharmaceuticals*	(20,651)	(266)
Total Therapeutics		(266)
Water - (0.1)%		
American Water Works	(8,460)	(152)
Total Water		(152)
Wireless Equipment - (0.6)%		
SBA Communications, Cl A*	(45,110)	(1,137)
Total Wireless Equipment		(1,137)
Total Securities Sold Short (Proceeds received $(38,971))		**(35,260)**
Written Option Contracts - (3.9)%		
ISE U.S. Regional Banks Index		
May 2009, 100 Call		
Strike Price: $17.5*	(8,445)	(802)
KBW Bank Index		
May 2009, 100 Call		
Strike Price: $37.5*	(5,250)	(394)
KBW Bank Index		
May 2009, 100 Call		
Strike Price: $32.5*	(2,990)	(747)
Philadelphia Housing Index		
May 2009, 100 Call		
Strike Price: $100*	(1,600)	(328)
Russell 2000 Index		
May 2009, 100 Call		
Strike Price: $510*	(500)	(330)
Russell 2000 Index		
May 2009, 100 Call		
Strike Price: $470*	(2,131)	(5,328)
Total Written Option Contracts (Proceeds received $(9,346))		**(7,929)**
Other Assets and Liabilities, Net - 12.7%		**25,817**
Total Net Assets - 100.0%	**$**	**202,823**

The Fund had the following futures contracts open as of April 30, 2009:

Contract Description	Number of Contracts	Contract Value (000)	Expiration Date	Unrealized Appreciation (Depreciation) (000)
Long Positions:				
CBOE Volatility Index Future	112	$ 4,138	05/19/2009	$ (743)
FTSE 100 Index Future	354	22,032	06/19/2009	1,129
IBEX 35 Index Future	116	13,653	05/15/2009	410
OMXS30 Index Future	2,446	23,094	05/15/2009	1,328
SPI 200 Index Future	26	1,779	06/18/2009	187
S&P 500 EMINI Index Future	13	566	06/19/2009	2
S&P MIB Index Future	47	5,819	06/19/2009	1,601
Short Positions:				
AEX Index Future	(273)	(17,367)	05/15/2009	(563)
CAC 40 Index Future	(540)	(22,299)	05/15/2009	(1,461)
DAX Index Future	(66)	(10,476)	06/19/2009	(1,056)
Hang Seng Index Future	(53)	(5,261)	05/27/2009	(215)
S&P/TSE 60 Index Future	(24)	(2,268)	06/19/2009	(57)
TOPIX Index Future	(122)	(10,404)	06/11/2009	(1,372)
Net unrealized depreciation				$ (810)

As of April 30, 2009, the Fund had the following forward foreign currency contracts outstanding:

Counterparty	Settlement Date	Currency to Deliver		Currency to Receive		Unrealized Appreciation (Depreciation) (000)
Morgan Stanley & Co Inc	06/17/09	USD	(16,063,592)	AUD	23,000,000	$ 589
Morgan Stanley & Co Inc	06/17/09	USD	(20,190,685)	CAD	26,000,000	1,609
Morgan Stanley & Co Inc	06/17/09	USD	(25,601,412)	CHF	29,000,000	(166)
Morgan Stanley & Co Inc	06/17/09	USD	(15,170,364)	GBP	11,000,000	1,097
Morgan Stanley & Co Inc	06/17/09	USD	(9,198,865)	JPY	900,000,000	(64)
Morgan Stanley & Co Inc	06/17/09	USD	(34,959,827)	NOK	230,000,000	35
Morgan Stanley & Co Inc	06/17/09	USD	(5,591,410)	NZD	11,000,000	607
Morgan Stanley & Co Inc	06/17/09	USD	(13,613,461)	SEK	120,000,000	1,312
Morgan Stanley & Co Inc	06/17/09	CHF	(17,000,000)	USD	14,494,097	(417)
Morgan Stanley & Co Inc	06/17/09	CAD	(70,000,000)	USD	56,133,373	(2,558)
Morgan Stanley & Co Inc	06/17/09	EUR	(26,000,000)	USD	33,679,101	(709)
Morgan Stanley & Co Inc	06/17/09	GBP	(12,000,000)	USD	17,623,560	(122)
Morgan Stanley & Co Inc	06/17/09	JPY	(1,200,000,000)	USD	12,086,174	(93)
Morgan Stanley & Co Inc	06/17/09	NOK	(30,000,000)	USD	4,306,637	(258)
Morgan Stanley & Co Inc	06/17/09	NZD	(7,000,000)	USD	4,005,526	61
Morgan Stanley & Co Inc	06/17/09	SEK	(280,000,000)	USD	34,818,682	(8)
Net unrealized appreciation						$ 915

  * Non-income producing security.

(A) - The rate reported represents the 7-day effective yield as of April 30, 2009.
(B) - All or a portion of this security is held as cover for securities sold short, forward foreign currency contracts or open written option contracts
(C) - All or a portion of this security is held as required margin for open futures contracts. The rate reported represents the effective yield at the time of purchase.

AUD - Australian Dollar
CAD - Canadian Dollar
CHF - Swiss Franc
CI - Class
EUR - Euro
GBP - British Pound Sterling
HMO - Health Maintenance Organization
ISP - Internet Service Provider
JPY - Japanese Yen
NOK - Norwegian Krone
NZD - New Zealand Dollar
R&D - Research and Development
REITs - Real Estate Investment Trusts
S&L - Savings and Loan
SEK - Swedish Krone

Cost figures are shown with "000's" omitted.

† At April 30, 2009, the approximate tax basis cost of the Fund's investments was $212,333 (000), and the unrealized appreciation and depreciation were $22,323 (000) and $(14,461) (000), respectively.

In March 2008, Statement of Financial Accounting Standards No. 161, Disclosures about Derivative Instruments and Hedging Activities ("SFAS 161") - an amendment of FASB Statement No. 133, was issued and is effective for fiscal years and interim periods beginning after November 15, 2008. SFAS 161 requires enhanced disclosures about how and why an entity uses derivative instruments and how derivative instruments affect an entity's financial position, financial performance, and cash flows.

The following is a summary of the fair values by risk exposure category of derivative instruments as of April 30, 2009:

Derivatives not accounted for as hedging instruments under Statement 133	Asset derivatives Fair value (000)	Liability derivatives Fair value (000)
Equity contracts	$ 4,657 ††	$ (13,396) ††
Foreign exchange contracts	5,445	(4,530)
Total	$ 10,102	$ (17,926)

†† Includes cumulative appreciation/depreciation of futures contracts as reported in the notes to the Schedule of Investments.

FAS 157 Footnote Disclosure:

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

Level 1 – quoted prices in active markets for identical securities
Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.
A summary of the inputs used as of April 30, 2009 in valuing the Fund's net assets were as follows:

Valuation Inputs	Investments (000)	Securities Sold Short (000)	Futures Contracts* (000)	Written Options Contracts (000)	Forward Foreign Currency Contracts* (000)
Level 1 – quoted prices	$ 201,609	$ (35,260)	$ (810)	$ (7,929)	$ -
Level 2 – other significant observable inputs	18,586	-	-	-	915
Level 3 – significant unobservable inputs	-	-	-	-	-
Total	$ 220,195	$ (35,260)	$ (810)	$ (7,929)	$ 915

* Futures contracts and forward foreign currency contracts are not reflected in the Schedule of Investments and are valued at the unrealized appreciation/depreciation of the instrument.

For information regarding the Fund's policy regarding valuation of investments and other significant accounting policies, please refer to the Fund's most recent semi-annual or annual financial statements.

Old Mutual Analytic Global Fund

SCHEDULE OF INVESTMENTS
AS OF APRIL 30, 2009 (UNAUDITED)

Description	Shares/Face Amount (000)/ Contracts	Value (000)	
Common Stock - 53.2%			
Aerospace/Defense - 3.7%			
Boeing (B)	900	$	36
General Dynamics (B)	1,000		52
Raytheon (B)	2,744		124
Total Aerospace/Defense			212
Beverages-Non-Alcoholic - 1.3%			
Coca-Cola (B)	1,800		77
Total Beverages-Non-Alcoholic			77
Cable/Satellite TV - 0.2%			
DISH Network, Cl A* (B)	800		11
Total Cable/Satellite TV			11
Chemicals-Specialty - 1.2%			
Ecolab (B)	1,700		66
Total Chemicals-Specialty			66
Commercial Services-Finance - 5.6%			
Automatic Data Processing (B)	3,500		123
Moody's (B)	2,500		74
Western Union (B)	7,300		122
Total Commercial Services-Finance			319
Computers - 2.0%			
Apple* (B)	900		113
Total Computers			113
Consumer Products-Miscellaneous - 2.1%			
Clorox (B)	2,100		118
Total Consumer Products-Miscellaneous			118
Cosmetics & Toiletries - 2.6%			
Procter & Gamble (B)	3,000		148
Total Cosmetics & Toiletries			148
Data Processing/Management - 1.1%			
Dun & Bradstreet (B)	800		65
Total Data Processing/Management			65
Diversified Manufacturing Operations - 2.3%			
SPX (B)	800		37
Tyco International (B)	3,900		93
Total Diversified Manufacturing Operations			130
Electronic Components-Semiconductors - 1.5%			
Intel (B)	5,600		88
Total Electronic Components-Semiconductors			88
Engineering/R&D Services - 2.3%			
Fluor (B)	2,100		80
Jacobs Engineering Group* (B)	1,300		49
Total Engineering/R&D Services			129
Industrial Gases - 1.6%			
Air Products & Chemicals (B)	1,400		92
Total Industrial Gases			92
Investment Management/Advisory Services - 1.5%			
T Rowe Price Group (B)	2,200		85
Total Investment Management/Advisory Services			85
Life/Health Insurance - 1.7%			
Aflac (B)	1,400		40
Torchmark (B)	1,900		56
Total Life/Health Insurance			96
Machinery-Pumps - 0.2%			
Flowserve (B)	200		14
Total Machinery-Pumps			14
Medical Information Systems - 0.6%			
IMS Health (B)	2,700		34
Total Medical Information Systems			34
Medical Products - 6.2%			
Johnson & Johnson (B)	3,100		162
Stryker (B)	2,400		93
Varian Medical Systems* (B)	1,800		60
Zimmer Holdings* (B)	900		40
Total Medical Products			355
Medical-Biomedical/Genetic - 1.2%			
Gilead Sciences* (B)	1,500		69
Total Medical-Biomedical/Genetic			69

Medical-HMO - 0.9%		
Aetna (B)	2,400	53
Total Medical-HMO		53
Multimedia - 0.4%		
Walt Disney (B)	900	20
Total Multimedia		20
Office Automation & Equipment - 0.3%		
Pitney Bowes (B)	800	20
Total Office Automation & Equipment		20
Oil & Gas Drilling - 0.9%		
Noble (B)	1,900	52
Total Oil & Gas Drilling		52
Oil Companies-Integrated - 1.3%		
Exxon Mobil (B)	1,100	73
Total Oil Companies-Integrated		73
Oil Field Machinery & Equipment - 0.4%		
FMC Technologies* (B)	600	21
Total Oil Field Machinery & Equipment		21
Pharmacy Services - 1.3%		
Express Scripts* (B)	1,200	77
Total Pharmacy Services		77
REITs-Shopping Centers - 0.0%		
Developers Diversified Realty	340	1
Total REITs-Shopping Centers		1
REITs-Storage - 1.4%		
Public Storage (B)	1,200	80
Total REITs-Storage		80
Retail-Apparel/Shoe - 0.6%		
Gap (B)	2,200	34
Total Retail-Apparel/Shoe		34
Retail-Building Products - 2.2%		
Home Depot (B)	1,500	39
Lowe's (B)	4,000	86
Total Retail-Building Products		125
Retail-Restaurants - 2.1%		
Yum! Brands (B)	3,700	123
Total Retail-Restaurants		123
Semiconductor Components-Integrated Circuits - 0.3%		
Linear Technology (B)	800	17
Total Semiconductor Components-Integrated Circuits		17
Tobacco - 1.3%		
Lorillard (B)	1,200	76
Total Tobacco		76
Transportation-Services - 0.9%		
Expeditors International of Washington (B)	1,500	52
Total Transportation-Services		52
Total Common Stock (Cost $3,055)		**3,045**
Foreign Common Stock - 60.2%		
Australia - 3.9%		
BHP Billiton (B)	3,278	79
BlueScope Steel (B)	6,427	11
CSL (B)	1,926	48
Orica (B)	5,622	68
WorleyParsons (B)	1,366	18
Total Australia		224
Austria - 1.1%		
Verbund, Cl A (B)	1,502	62
Total Austria		62
Belgium - 0.5%		
KBC Groep (B)	1,387	30
Total Belgium		30
Canada - 8.1%		
BCE (B)	1,400	30
Canadian Natural Resources (B)	500	23
Canadian Oil Sands Trust (B)	1,100	23
EnCana (B)	1,400	64
Manitoba Telecom Services (B)	1,200	34
Potash Corp of Saskatchewan (B)	600	52
Precision Drilling Trust (B)	2,400	11
Provident Energy Trust (B)	5,200	23
Research In Motion* (B)	900	62
Royal Bank of Canada (B)	1,200	43
Teck Resources, Cl B (B)	4,000	42
TransAlta (B)	3,300	57
Total Canada		464
Denmark - 2.7%		

Novo Nordisk A/S, Cl B (B)	1,999	95
Vestas Wind Systems* (B)	920	60
Total Denmark		155
Finland - 1.2%		
Fortum OYJ (B)	3,219	65
Total Finland		65
France - 4.2%		
GDF Suez (B)	288	10
L'Oreal (B)	1,280	92
PagesJaunes Groupe (B)	9,396	102
Total (B)	759	38
Total France		242
Germany - 1.5%		
SAP (B)	2,288	87
Total Germany		87
Hong Kong - 1.1%		
Henderson Land Development (B)	12,000	56
Sino Land (B)	6,000	8
Total Hong Kong		64
Italy - 0.6%		
Banca Carige (B)	8,520	31
Total Italy		31
Japan - 16.8%		
77 Bank (B)	12,000	61
Aioi Insurance (B)	8,000	35
Bank of Kyoto (B)	5,000	40
Daiichi Sankyo (B)	2,600	43
FamilyMart (B)	1,300	36
Fast Retailing (B)	500	53
Iyo Bank (B)	1,000	10
Japan Steel Works (B)	5,000	54
Kansai Electric Power (B)	1,000	20
Lawson (B)	1,600	62
Mitsumi Electric (B)	600	10
Nintendo (B)	100	27
NTT DoCoMo (B)	72	100
Shiseido (B)	4,000	70
Sompo Japan Insurance (B)	10,000	60
Suruga Bank (B)	3,000	26
T&D Holdings (B)	700	21
Taisho Pharmaceutical (B)	4,000	73
Takeda Pharmaceutical (B)	2,400	85
Takefuji (B)	5,860	32
Tokio Marine Holdings (B)	1,600	42
Total Japan		960
Netherlands - 2.1%		
Royal Dutch Shell, Cl A (B)	5,141	118
Total Netherlands		118
Portugal - 0.1%		
Galp Energia SGPS, Cl B (B)	613	8
Total Portugal		8
Singapore - 2.3%		
Singapore Exchange (B)	11,000	46
Singapore Telecommunications (B)	50,000	86
Total Singapore		132
Spain - 2.5%		
Repsol YPF (B)	4,512	86
Zardoya Otis (B)	2,856	59
Total Spain		145
Sweden - 2.3%		
Modern Times Group, Cl B (B)	2,950	80
Ssab Svenskt Stal AB, Ser B (B)	5,935	53
Total Sweden		133
Switzerland - 2.2%		
ABB* (B)	3,441	49
Schindler Holding (B)	1,424	75
Total Switzerland		124
United Kingdom - 7.0%		
AMEC (B)	4,119	38
Anglo American (B)	2,729	59
Intercontinental Hotels Group (B)	5,143	49
Man Group (B)	12,820	47
Reckitt Benckiser Group (B)	414	16
Reed Elsevier (B)	11,208	83
Vodafone Group (B)	58,869	108
Total United Kingdom		400

Total Foreign Common Stock (Cost $3,699)		**3,444**
U.S. Treasury Obligations - 11.2%		
United States Treasury Bill		
0.267%, 10/22/09 (C)	$ 645	644
Total U.S. Treasury Obligations (Cost $643)		**644**
Money Market Fund - 6.4%		
Dreyfus Cash Management Fund, Institutional Class, 0.700% (A)	369,080	369
Total Money Market Fund (Cost $369)		**369**
Total Investments - 131.0% (Cost $7,766)†		**7,502**
Domestic Securities Sold Short - (11.5)%		
Beverages-Non-alcoholic - (0.4)%		
Dr Pepper Snapple Group*	(1,200)	(25)
Total Beverages-Non-alcoholic		(25)
Broadcast Services/Programming - (1.2)%		
Liberty Global, Cl A*	(4,000)	(66)
Total Broadcast Services/Programming		(66)
Chemicals-Diversified - (0.2)%		
Huntsman	(2,200)	(12)
Total Chemicals-Diversified		(12)
Diversified Operations - (1.2)%		
Leucadia National	(3,300)	(70)
Total Diversified Operations		(70)
Entertainment Software - (1.1)%		
Activision Blizzard*	(5,600)	(60)
Total Entertainment Software		(60)
Machinery-Construction & Mining - (1.1)%		
Terex*	(4,600)	(63)
Total Machinery-Construction & Mining		(63)
Medical-Biomedical/Genetic - (3.4)%		
Amylin Pharmaceuticals*	(3,700)	(40)
Celgene*	(1,300)	(56)
Illumina*	(1,400)	(52)
Vertex Pharmaceuticals*	(1,600)	(49)
Total Medical-Biomedical/Genetic		(197)
Metal-Copper - (0.8)%		
Freeport-McMoRan Copper & Gold	(1,100)	(47)
Total Metal-Copper		(47)
Oil Companies-Exploration & Production - (0.2)%		
SandRidge Energy*	(1,600)	(13)
Total Oil Companies-Exploration & Production		(13)
REITs-Mortgage - (1.2)%		
Annaly Capital Management	(4,800)	(68)
Total REITs-Mortgage		(68)
X-Ray Equipment - (0.7)%		
Hologic*	(2,600)	(39)
Total X-Ray Equipment		(39)
Total Domestic Securities Sold Short (Proceeds received $(626))		**(660)**
Foreign Securities Sold Short - (8.2)%		
Finland - (0.3)%		
Outokumpu	(1,247)	(19)
Total Finland		(19)
France - (0.2)%		
Peugeot	(385)	(9)
Total France		(9)
Germany - (1.4)%		
United Internet	(7,569)	(78)
Total Germany		(78)
Japan - (2.2)%		
Nippon Sheet Glass	(4,000)	(11)
Rakuten	(109)	(55)
Yamaha Motor	(5,500)	(58)
Total Japan		(124)
Netherlands - (1.3)%		
ASML Holding	(3,417)	(72)
Total Netherlands		(72)
Switzerland - (1.6)%		
Givaudan	(149)	(94)
Total Switzerland		(94)
United Kingdom - (1.2)%		
Friends Provident	(21,537)	(20)
ITV	(108,640)	(51)
Total United Kingdom		(71)
Total Foreign Securities Sold Short (Proceeds received $(464))		**(467)**
Written Option Contracts - (4.7)%		

ISE U.S. Regional Banks Index		
May 2009, 100 Call		
Strike Price: $17.5*	(305)	(29)
KBW Bank Index		
May 2009, 100 Call		
Strike Price: $32.5*	(240)	(60)
Philadelphia Housing Index		
May 2009, 100 Call		
Strike Price: $100*	(70)	(14)
Russell 2000 Index		
May 2009, 100 Call		
Strike Price: $470*	(68)	(170)
Total Written Option Contracts (Proceeds received $(334))		**(273)**
Other Assets and Liabilities, Net - (6.6)%		**(377)**
Total Net Assets - 100.0%	$	**5,725**

The Fund had the following futures contracts open as of April 30, 2009:

Contract Description	Number of Contracts	Contract Value (000)	Expiration Date	Unrealized Appreciation (Depreciation) (000)
Long Positions:				
Australian Dollar Currency Future	12	$ 873	06/15/09	$ 49
CBOE Volatility Index Future	4	148	05/19/09	(28)
FTSE 100 Index Future	10	622	06/19/09	40
IBEX 35 Index Future	3	353	05/15/09	11
Japanese Yen Currency Future	3	380	06/15/09	1
OMXS30 Index Future	66	623	05/15/09	36
S&P MIB Index Future	1	124	06/19/09	34
SPI 200 Index Future	1	68	06/18/09	7
Swiss Franc Currency Future	1	110	06/15/09	-
Short Positions:				
AEX Index Future	(7)	(445)	05/15/09	(15)
British Pound Currency Future	(4)	(371)	06/15/09	(3)
CAC 40 Index Future	(14)	(578)	05/15/09	(38)
Canadian Dollar Currency Future	(12)	(1,006)	06/16/09	(45)
DAX Index Future	(1)	(159)	06/19/09	(16)
Euro Currency Future	(6)	(995)	06/15/09	(37)
Hang Seng Index Future	(2)	(199)	05/27/09	(8)
S&P 500 EMINI Index Future	(4)	(174)	06/19/09	-
TOPIX Index Future	(4)	(341)	06/11/09	(44)
		Net unrealized depreciation		$ (56)

  * Non-income producing security.

(A) - The rate reported represents the 7-day effective yield as of April 30, 2009.
(B) - All or portion of this security is held as cover for securities sold short or open written option contracts.
(C) - All or portion of this security is held as required margin for open futures contracts. The rate reported represents the effective yield at the time of purchase.

  Cl - Class
  HMO - Health Maintenance Organization
  R&D - Research and Development
  REITs - Real Estate Investment Trusts
  Ser - Series

  Amounts designated as "-" are either $0 or have been rounded to $0.
  Cost figures are shown with "000's" omitted.

† At April 30, 2009, the approximate tax basis cost of the Fund's investments was $7,766 (000), and the unrealized appreciation and depreciation were $508 (000) and $(772) (000), respectively.

In March 2008, Statement of Financial Accounting Standards No. 161, Disclosures about Derivative Instruments and Hedging Activities ("SFAS 161") - an amendment of FASB Statement No. 133, was issued and is effective for fiscal years and interim periods beginning after November 15, 2008. SFAS 161 requires enhanced disclosures about how and why an entity uses derivative instruments and how derivative instruments affect an entity's financial position, financial performance, and cash flows.

  The following is a summary of the fair values by risk exposure category of derivative instruments as of April 30, 2009:

Derivatives not accounted for as hedging instruments under Statement 133	Asset derivatives[††] Fair value (000)	Liability derivatives[††] Fair value (000)
Foreign exchange contracts	$ 50	$ (85)
Equity contracts	128	(422)
Total	$ 178	$ (507)

†† Includes cumulative appreciation/depreciation of futures contracts as reported in the notes to the Schedule of Investments.

FAS 157 Footnote Disclosure:

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three

 Level 1 – quoted prices in active markets for identical securities
 Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
 Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.
A summary of the inputs used as of April 30, 2009 in valuing the Fund's net assets were as follows:

Valuation Inputs	Investments (000)	Securities Sold Short (000)	Futures Contracts* (000)	Written Options Contracts (000)
Level 1 – quoted prices	$ 3,877	$ (660)	$ (56)	$ (273)
Level 2 – other significant observable inputs	3,625	(467)	-	-
Level 3 – significant unobservable inputs	-	-	-	-
Total	$ 7,502	$ (1,127)	$ (56)	$ (273)

 * Future contracts are not reflected in the Schedule of Investments and are valued at the unrealized appreciation/depreciation of the instrument.

 For information regarding the Fund's policy regarding valuation of investments and other significant accounting policies, please refer to the Fund's most recent semi-annual or annual financial statements.

Old Mutual Clay Finlay China Fund

Description	Shares	Value (000)
Common Stock - 92.1%		
Alternative Waste Technologies - 3.3%		
China Everbright International	4,371,000	$ 1,000
Total Alternative Waste Technologies		1,000
Applications Software - 1.0%		
Kingdee International Software	1,742,000	296
Total Applications Software		296
Auto-Cars/Light Trucks - 2.7%		
Dongfeng Motor Group, Cl H	1,102,000	820
Total Auto-Cars/Light Trucks		820
Auto-Medium & Heavy Duty Trucks - 1.9%		
Sinotruk Hong Kong	625,000	570
Total Auto-Medium & Heavy Duty Trucks		570
Batteries/Battery Systems - 0.7%		
Byd, Cl H	86,000	226
Total Batteries/Battery Systems		226
Building & Construction Products-Miscellaneous - 1.7%		
China National Building Material, Cl H	244,000	510
Total Building & Construction Products-Miscellaneous		510
Building & Construction-Miscellaneous - 1.7%		
China State Construction International Holdings	2,112,000	510
Total Building & Construction-Miscellaneous		510
Building Products-Cement/Aggregate - 2.7%		
Anhui Conch Cement, Cl H*	124,000	822
Total Building Products-Cement/Aggregate		822
Building-Heavy Construction - 1.1%		
China Railway Construction, Cl H*	234,000	323
Total Building-Heavy Construction		323
Cellular Telecommunications - 5.9%		
China Mobile	171,500	1,481
China Unicom	296,000	343
Total Cellular Telecommunications		1,824
Chemicals-Diversified - 0.7%		
Fufeng Group	1,568,000	221
Total Chemicals-Diversified		221
Chemicals-Specialty - 2.1%		
Huabao International Holdings	925,000	654
Total Chemicals-Specialty		654
Coal - 1.9%		
China Shenhua Energy, Cl H	214,500	593
Total Coal		593
Commercial Banks Non-US - 11.4%		
Bank of China, Cl H	1,030,000	382
China Construction Bank, Cl H	2,191,000	1,265
Industrial & Commercial Bank of China, Cl H	3,283,000	1,868
Total Commercial Banks Non-US		3,515
Cosmetics & Toiletries - 2.4%		
Vinda International Holdings	1,445,000	739
Total Cosmetics & Toiletries		739
Diversified Operations - 5.2%		
Guangdong Investment	440,000	181
Shanghai Industrial Holdings	414,000	1,411
Total Diversified Operations		1,592
Electric Products-Miscellaneous - 1.8%		
Zhuzhou CSR Times Electric, Cl H	407,000	558
Total Electric Products-Miscellaneous		558
Electric-Generation - 3.9%		
China Resources Power Holdings	218,000	489
Huaneng Power International, Cl H	1,042,000	710
Total Electric-Generation		1,199
Feminine Health Care Products - 3.0%		
Hengan International Group	220,000	917
Total Feminine Health Care Products		917
Food-Confectionery - 0.7%		
Want Want China Holdings	405,000	202
Total Food-Confectionery		202
Gold Mining - 0.7%		

Zhaojin Mining Industry, Cl H	168,000	215
Total Gold Mining		215
Investment Companies - 0.9%		
Cheung Kong Infrastructure Holdings	75,000	289
Total Investment Companies		289
Life/Health Insurance - 7.6%		
China Life Insurance, Cl H	667,000	2,342
Total Life/Health Insurance		2,342
Metal-Aluminum - 1.0%		
Aluminum Corp of China, Cl H	408,000	312
Total Metal-Aluminum		312
Multi-line Insurance - 1.6%		
Ping An Insurance Group, Cl H	81,000	500
Total Multi-line Insurance		500
Oil Companies-Exploration & Production - 5.7%		
CNOOC	1,581,000	1,765
Total Oil Companies-Exploration & Production		1,765
Oil Companies-Integrated - 4.4%		
China Petroleum & Chemical, Cl H	1,728,000	1,343
Total Oil Companies-Integrated		1,343
Oil-Field Services - 0.4%		
China Oilfield Services, Cl H	145,000	119
Total Oil-Field Services		119
Paper & Related Products - 1.4%		
Lee & Man Paper Manufacturing	570,000	422
Total Paper & Related Products		422
Real Estate Operation/Development - 1.4%		
China Overseas Land & Investment	241,120	420
Total Real Estate Operation/Development		420
Retail-Hypermarkets - 0.9%		
Wumart Stores, Cl H	296,000	263
Total Retail-Hypermarkets		263
Retail-Major Department Store - 0.2%		
Parkson Retail Group	60,500	76
Total Retail-Major Department Store		76
Retail-Perfume & Cosmetics - 2.7%		
SA SA International Holdings	2,414,000	839
Total Retail-Perfume & Cosmetics		839
Retail-Restaurants - 1.4%		
Cafe de Coral Holdings	224,000	416
Total Retail-Restaurants		416
Steel-Producers - 0.4%		
Angang Steel, Cl H	114,000	135
Total Steel-Producers		135
Telecommunications Services - 3.3%		
China Telecom, Cl H	2,060,000	1,014
Total Telecommunications Services		1,014
Transportation-Rail - 0.9%		
China South Locomotive and Rolling Stock, Cl H*	632,000	284
Total Transportation-Rail		284
Wireless Equipment - 1.4%		
Comba Telecom Systems Holdings	992,000	425
Total Wireless Equipment		425
Total Common Stock (Cost $25,068)		**28,270**
Money Market Fund - 7.5%		
Dreyfus Cash Management Fund, Institutional Class, 0.700% (A)	2,305,994	2,306
Total Money Market Fund (Cost $2,306)		**2,306**
Total Investments - 99.6% (Cost $27,374)†		**30,576**
Other Assets and Liabilities, Net - 0.4%		**118**
Total Net Assets - 100.0%	$	**30,694**

* Non-income producing security.

(A) The rate reported represents the 7-day effective yield as of April 30, 2009.

Cl - Class

† At April 30, 2009, the approximate tax basis cost of the Fund's investments was $27,374 (000), and the unrealized appreciation and depreciation were $4,128 (000) and $(926) (000), respectively.

Cost figures are shown with "000's" omitted.

FAS 157 Footnote Disclosure:

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

      Level 1 – quoted prices in active markets for identical securities
      Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
      Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.
A summary of the inputs used as of April 30, 2009 in valuing the Fund's net assets were as follows:

Valuation Inputs	Investments (000)
Level 1 – quoted prices	$ 2,306
Level 2 – other significant observable inputs	28,270
Level 3 – significant unobservable inputs	-
Total	$ 30,576

For information regarding the Fund's policy regarding valuation of investments and other significant accounting policies, please refer to the Fund's most recent semi-annual or annual financial statements.

Old Mutual Clay Finlay Emerging Markets Fund

SCHEDULE OF INVESTMENTS
AS OF APRIL 30, 2009 (UNAUDITED)

Description	Shares	Value (000)
Common Stock - 32.4%		
Beverages-Non-Alcoholic - 1.5%		
Coca-Cola Femsa SAB de CV ADR	6,030	$ 237
Total Beverages-Non-Alcoholic		237
Brewery - 3.3%		
Cia Cervecerias Unidas ADR	8,370	248
Cia de Bebidas das Americas ADR	4,750	268
Total Brewery		516
Broadcast Services/Programming - 0.6%		
Grupo Televisa ADR	6,200	96
Total Broadcast Services/Programming		96
Cellular Telecommunications - 1.8%		
America Movil, Ser L ADR	8,320	273
Total Cellular Telecommunications		273
Commercial Banks Non-US - 3.4%		
HDFC Bank ADR	7,150	529
Total Commercial Banks Non-US		529
Diversified Minerals - 4.5%		
Cia Vale do Rio Doce ADR	42,800	707
Total Diversified Minerals		707
Electronic Components-Miscellaneous - 1.8%		
Hon Hai Precision GDR	44,900	272
Total Electronic Components-Miscellaneous		272
Medical-Generic Drugs - 1.9%		
Teva Pharmaceutical Industries ADR	6,810	299
Total Medical-Generic Drugs		299
Oil Companies-Exploration & Production - 1.0%		
Gazprom ADR	9,250	162
Total Oil Companies-Exploration & Production		162
Oil Companies-Integrated - 4.8%		
Lukoil ADR	1,100	48
Petroleo Brasileiro ADR	20,680	694
Total Oil Companies-Integrated		742
Semiconductor Components-Integrated Circuits - 6.8%		
Powertech Technology GDR	11,679	49
Siliconware Precision Industries ADR	57,300	428
Taiwan Semiconductor Manufacturing ADR	54,226	573
Total Semiconductor Components-Integrated Circuits		1,050
Steel-Producers - 1.0%		
Cia Siderurgica Nacional ADR	8,100	150
Total Steel-Producers		150
Total Common Stock (Cost $4,876)		**5,033**
Foreign Common Stock - 55.4%		
Brazil - 6.7%		
Banco do Brasil	25,600	219
Lojas Renner	31,300	284
Redecard	22,900	288
Tractebel Energia	29,500	243
Total Brazil		1,034
China - 9.7%		
China Construction Bank, Cl H	333,000	192
China Life Insurance, Cl H	120,000	421
China Oilfield Services, Cl H	213,000	174
China Railway Construction, Cl H*	148,000	205
Industrial & Commercial Bank of China, Cl H	294,000	167
Tencent Holdings	22,500	199
Want Want China Holdings	304,000	152
Total China		1,510
Hong Kong - 9.4%		
China Everbright International	862,000	197
China Overseas Land & Investment	145,600	254
China Resources Power Holdings	124,000	278
CNOOC	358,000	400
Hengan International Group	32,000	133
Kingdee International Software	136,000	23
Shanghai Industrial Holdings	52,000	177
Total Hong Kong		1,462

Indonesia - 1.8%			
Perusahaan Gas Negara	1,136,000		276
Total Indonesia			276
Israel - 0.6%			
Israel Chemicals	11,900		98
Total Israel			98
Philippines - 1.2%			
Ayala Land	1,459,000		193
Total Philippines			193
Russia - 1.2%			
NovaTek GDR	5,150		181
Total Russia			181
South Africa - 5.0%			
Anglo Platinum	1,774		95
MTN Group	29,060		377
Naspers, Cl N	15,330		312
Total South Africa			784
South Korea - 10.8%			
KB Financial Group*	3,700		115
NHN*	3,340		404
Samsung Electronics	1,610		743
Shinsegae	720		257
SK Energy	2,100		165
Total South Korea			1,684
Taiwan - 3.9%			
Alpha Networks	1		-
Far Eastern Textile	291,720		272
HTC	12,600		171
Wistron	133,000		168
Total Taiwan			611
Thailand - 3.2%			
Bangkok Bank	62,000		150
CP ALL	321,300		113
Kasikornbank	158,700		234
Total Thailand			497
Turkey - 1.9%			
BIM Birlesik Magazalar	10,550		288
Total Turkey			288
Total Foreign Common Stock (Cost $9,645)			**8,618**
Foreign Preferred Stock - 2.5%			
Brazil - 2.5%			
Fertilizantes Fosfatados	10,800		82
NET Servicos de Comunicacao*	37,485		307
Total Brazil			389
Total Foreign Preferred Stock (Cost $306)			**389**
Equity-Linked Security - 1.7%			
Bharat Heavy Electricals, expires 01/09/2014*	8,100		267
Total Equity-Linked Security (Cost $242)			**267**
Warrants - 6.2%			
Angang Steel, expires 04/09/2012*	63,000		206
Bharti Airtel, expires 06/15/2009*	16,000		241
Chinatrust Financial Holding 144A, expires 09/09/2013*	360,864		165
Maruti Suzuki India 144A, expires 09/03/2012*	21,000		342
Total Warrants (Cost $910)			**954**
Total Investments - 98.2% (Cost $15,979)†			**15,261**
Other Assets and Liabilities, Net - 1.8%			**284**
Total Net Assets - 100.0%		$	**15,545**

 * Non-income producing security.

144A - Security exempt from registration under Rule 144A of the securities Act of 1933. This security may be resold in transactions exempt from registration, normally to qualified institutional buyers. On April 30, 2009, the value of these securities amounted to $507 (000), representing 3.3% of the net assets of the Old Mutual Clay Finlay Emerging Markets Fund.

 ADR - American Depositary Receipt
 Cl - Class

GDR - Global Depositary Receipt
Ser - Series

† At April 30, 2009, the approximate tax basis cost of the Fund's investments was $15,979 (000), and the unrealized appreciation and depreciation were $1,538 (000) and $(2,256) (000), respectively.

Amounts designated as "-" are either $0 or have been rounded to $0.
Cost figures are shown with "000's" omitted.

FAS 157 Footnote Disclosure:

summarized in three broad levels as follows:

       Level 1 – quoted prices in active markets for identical securities
       Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
       Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.
A summary of the inputs used as of April 30, 2009 in valuing the Fund's net assets were as follows:

Valuation Inputs	Investments (000)
Level 1 – quoted prices	$ 6,197
Level 2 – other significant observable inputs	9,064
Level 3 – significant unobservable inputs	-
Total	$ 15,261

For information regarding the Fund's policy regarding valuation of investments and other significant accounting policies, please refer to the Fund's most recent semi-annual or annual financial statements.

Old Mutual Copper Rock Emerging Growth Fund

SCHEDULE OF INVESTMENTS

AS OF APRIL 30, 2009 (UNAUDITED)

Description	Shares	Value (000)
Common Stock - 97.6%		
Aerospace/Defense - 1.2%		
TransDigm Group*	16,194	$ 569
Total Aerospace/Defense		569
Applications Software - 1.3%		
Nuance Communications*	48,177	643
Total Applications Software		643
Building Products-Cement/Aggregate - 1.0%		
Eagle Materials	16,977	472
Total Building Products-Cement/Aggregate		472
Casino Services - 2.4%		
Scientific Games, Cl A*	67,176	1,175
Total Casino Services		1,175
Chemicals-Specialty - 0.8%		
Lubrizol	9,200	398
Total Chemicals-Specialty		398
Commercial Banks-Eastern US - 0.8%		
Signature Bank*	13,488	367
Total Commercial Banks-Eastern US		367
Commercial Services - 1.3%		
Alliance Data Systems*	9,073	380
HMS Holdings*	7,775	233
Total Commercial Services		613
Commercial Services-Finance - 1.2%		
SEI Investments	41,220	578
Total Commercial Services-Finance		578
Computer Services - 3.1%		
Cognizant Technology Solutions, Cl A*	31,524	781
IHS, Cl A*	17,010	704
Total Computer Services		1,485
Computers-Memory Devices - 0.8%		
NetApp*	21,670	397
Total Computers-Memory Devices		397
Consulting Services - 3.0%		
FTI Consulting*	7,916	434
Huron Consulting Group*	12,182	584
SAIC*	25,536	462
Total Consulting Services		1,480
Containers-Metal/Glass - 1.1%		
Greif, Cl A	12,133	549
Total Containers-Metal/Glass		549
Data Processing/Management - 1.4%		
Dun & Bradstreet	8,435	687
Total Data Processing/Management		687
Decision Support Software - 2.0%		
MSCI, Cl A*	45,875	963
Total Decision Support Software		963
Diagnostic Kits - 0.6%		
Qiagen*	17,085	282
Total Diagnostic Kits		282
E-Commerce/Products - 1.0%		
MercadoLibre*	17,290	473
Total E-Commerce/Products		473
E-Commerce/Services - 2.6%		
priceline.com*	13,031	1,265
Total E-Commerce/Services		1,265
Electric-Transmission - 0.5%		
ITC Holdings	5,581	243
Total Electric-Transmission		243
Electronic Components-Semiconductors - 5.7%		
Macrovision Solutions*	24,464	495

Microchip Technology	19,699	453
PMC - Sierra*	63,194	500
Silicon Laboratories*	16,523	550
Skyworks Solutions*	35,868	317
Xilinx	22,389	458
Total Electronic Components-Semiconductors		2,773
Enterprise Software/Services - 0.8%		
Sybase*	12,137	412
Total Enterprise Software/Services		412
Finance-Investment Banker/Broker - 0.5%		
Greenhill	2,963	230
Total Finance-Investment Banker/Broker		230
Finance-Other Services - 0.7%		
IntercontinentalExchange*	3,605	316
Total Finance-Other Services		316
Hazardous Waste Disposal - 0.9%		
Stericycle*	9,669	455
Total Hazardous Waste Disposal		455
Human Resources - 1.1%		
Monster Worldwide*	38,769	535
Total Human Resources		535
Industrial Audio & Video Products - 2.4%		
Dolby Laboratories, Cl A*	29,636	1,189
Total Industrial Audio & Video Products		1,189
Internet Infrastructure Software - 0.7%		
Akamai Technologies*	15,363	338
Total Internet Infrastructure Software		338
Internet Security - 0.7%		
Blue Coat Systems*	23,800	316
Total Internet Security		316
Intimate Apparel - 1.3%		
Warnaco Group*	22,736	656
Total Intimate Apparel		656
Investment Management/Advisory Services - 1.7%		
Affiliated Managers Group*	14,783	840
Total Investment Management/Advisory Services		840
Machinery-Electrical - 1.5%		
Regal-Beloit	17,859	726
Total Machinery-Electrical		726
Machinery-General Industry - 2.8%		
IDEX	30,313	765
Wabtec	15,856	605
Total Machinery-General Industry		1,370
Marine Services - 0.7%		
Aegean Marine Petroleum Network	23,580	357
Total Marine Services		357
Medical Information Systems - 0.7%		
Cerner*	6,252	336
Total Medical Information Systems		336
Medical Instruments - 3.9%		
Conceptus*	20,025	271
Intuitive Surgical*	4,690	674
NuVasive*	15,231	577
Thoratec*	12,436	361
Total Medical Instruments		1,883
Medical Products - 0.5%		
Haemonetics*	4,965	256
Total Medical Products		256
Medical-Biomedical/Genetic - 6.6%		
Acorda Therapeutics*	11,627	231
Alexion Pharmaceuticals*	8,812	294
Dendreon*	16,211	344
Illumina*	18,771	701
Life Technologies*	25,743	960
Myriad Genetics*	5,815	226
Vertex Pharmaceuticals*	14,104	435
Total Medical-Biomedical/Genetic		3,191
Medical-Drugs - 1.1%		

Cephalon*	8,036	527
Total Medical-Drugs		527
Medical-HMO - 0.9%		
Centene*	23,135	425
Total Medical-HMO		425
Networking Products - 0.8%		
Atheros Communications*	23,647	407
Total Networking Products		407
Oil & Gas Drilling - 1.3%		
Atwood Oceanics*	27,615	616
Total Oil & Gas Drilling		616
Oil Companies-Exploration & Production - 4.3%		
Arena Resources*	18,869	541
Concho Resources*	24,617	675
EXCO Resources*	31,833	375
Whiting Petroleum*	14,931	489
Total Oil Companies-Exploration & Production		2,080
Oil-Field Services - 1.1%		
Superior Energy Services*	27,008	519
Total Oil-Field Services		519
Printing-Commercial - 1.4%		
VistaPrint*	19,272	662
Total Printing-Commercial		662
Racetracks - 0.8%		
Penn National Gaming*	11,347	386
Total Racetracks		386
Respiratory Products - 1.1%		
ResMed*	14,358	552
Total Respiratory Products		552
Retail-Apparel/Shoe - 4.7%		
Aeropostale*	19,668	668
American Eagle Outfitters	28,418	421
Guess?	31,140	811
Phillips-Van Heusen	13,743	399
Total Retail-Apparel/Shoe		2,299
Retail-Restaurants - 2.9%		
Buffalo Wild Wings*	11,362	444
Darden Restaurants	8,934	330
Panera Bread, Cl A*	5,811	325
PF Chang's China Bistro*	10,797	326
Total Retail-Restaurants		1,425
Retail-Sporting Goods - 0.9%		
Hibbett Sports*	21,050	439
Total Retail-Sporting Goods		439
Schools - 3.8%		
Capella Education*	9,559	491
DeVry	13,624	580
New Oriental Education & Technology Group ADR*	5,911	313
Strayer Education	2,426	460
Total Schools		1,844
Semiconductor Components-Integrated Circuits - 0.8%		
Cypress Semiconductor*	48,720	386
Total Semiconductor Components-Integrated Circuits		386
Telecommunications Equipment - 2.6%		
Arris Group*	33,410	356
CommScope*	35,837	900
Total Telecommunications Equipment		1,256
Therapeutics - 0.6%		
Isis Pharmaceuticals*	18,967	297
Total Therapeutics		297
Transactional Software - 1.2%		
Solera Holdings*	24,754	565
Total Transactional Software		565
Transportation-Services - 1.2%		
HUB Group, Cl A*	24,414	562
Total Transportation-Services		562
Transportation-Truck - 2.7%		
JB Hunt Transport Services	13,512	380

Landstar System	26,266	935
Total Transportation-Truck		1,315
Wire & Cable Products - 1.5%		
General Cable*	27,726	752
Total Wire & Cable Products		752
Wireless Equipment - 2.6%		
SBA Communications, Cl A*	50,952	1,284
Total Wireless Equipment		1,284
Total Common Stock (Cost $41,254)		**47,416**
Investment Company - 1.0%		
Growth-Small Cap - 1.0%		
iShares Russell 2000 Growth Index Fund	9,047	478
Total Growth-Small Cap		478
Total Investment Company (Cost $417)		**478**
Money Market Fund - 4.3%		
Dreyfus Cash Management Fund, Institutional Class, 0.700% (A)	2,103,511	2,104
Total Money Market Fund (Cost $2,104)		**2,104**
Total Investments - 102.9% (Cost $43,775)†		**49,998**
Other Assets and Liabilities, Net - (2.9)%		**(1,397)**
Total Net Assets - 100.0%	$	**48,601**

* Non-income producing security.
(A) The rate reported represents the 7-day effective yield as of April 30, 2009.

ADR - American Depositary Receipt
Cl - Class
HMO - Health Maintenance Organization

† At April 30, 2009, the approximate tax basis cost of the Fund's investments was $43,775 (000), and the unrealized appreciation and depreciation were $7,102 (000) and $(879) (000), respectively.

Cost figures are shown with "000's" omitted.

FAS 157 Footnote Disclosure:

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

      Level 1 – quoted prices in active markets for identical securities
      Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
      Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.
A summary of the inputs used as of April 30, 2009 in valuing the Fund's net assets were as follows:

Valuation Inputs	Investments (000)
Level 1 – quoted prices	$ 49,998
Level 2 – other significant observable inputs	-
Level 3 – significant unobservable inputs	-
Total	$ 49,998

For information regarding the Fund's policy regarding valuation of investments and other significant accounting policies, please refer to the Fund's most recent semi-annual or annual financial statements.

Old Mutual International Equity Fund

SCHEDULE OF INVESTMENTS
AS OF APRIL 30, 2009 (UNAUDITED)

Description	Shares	Value (000)
Common Stock - 5.3%		
Agricultural Chemicals - 0.8%		
Potash Corp of Saskatchewan	5,310	$ 459
Total Agricultural Chemicals		459
B2B/E-Commerce - 0.0%		
Global Sources*	319	1
Total B2B/E-Commerce		1
Building-Heavy Construction - 0.1%		
Aecon Group	4,500	43
Total Building-Heavy Construction		43
Commercial Banks Non-US - 0.1%		
Bank of Nova Scotia	2,500	71
National Bank of Canada	200	7
Total Commercial Banks Non-US		78
Computers - 0.8%		
Research In Motion*	6,450	448
Total Computers		448
Diversified Manufacturing Operations - 0.2%		
Bombardier, Cl B	44,000	139
Total Diversified Manufacturing Operations		139
Electronic Components-Miscellaneous - 0.1%		
NAM TAI Electronics	14,900	62
Total Electronic Components-Miscellaneous		62
Electronic Components-Semiconductors - 1.3%		
Samsung Electronics GDR 144A	6,180	800
Total Electronic Components-Semiconductors		800
Food-Retail - 0.0%		
Empire, Cl A	600	25
Total Food-Retail		25
Medical-Generic Drugs - 1.1%		
Teva Pharmaceutical Industries ADR	14,750	647
Total Medical-Generic Drugs		647
Mortgage Banks - 0.1%		
Home Capital Group	2,300	53
Total Mortgage Banks		53
Retail-Convenience Store - 0.2%		
Alimentation Couche Tard	7,900	86
Total Retail-Convenience Store		86
Semiconductor Components-Integrated Circuits - 0.5%		
Taiwan Semiconductor Manufacturing ADR	30,300	320
Total Semiconductor Components-Integrated Circuits		320
Total Common Stock (Cost $2,991)		**3,161**
Foreign Common Stock - 93.4%		
Australia - 2.2%		
Amcor	24,419	85
Ansell	22,433	136
BHP Billiton	27,744	670
BlueScope Steel	7,832	13
Caltex Australia	966	7
Commander Communications* (B)	3,400	-
Emeco Holdings	104,147	30
Pan Pacific Petroleum	44,998	10
Riversdale Mining*	489	2
Santos	22,586	266
Suncorp-Metway	18,365	78
Westpac Banking	2,634	37
Total Australia		1,334
Austria - 0.0%		
OMV	91	3
Telekom Austria	200	3
Voestalpine	127	2
Total Austria		8
Belgium - 0.8%		
Delhaize Group	6,702	452
Euronav	40	1
Nationale A Portefeuille	575	28
Tessenderlo Chemie	330	10
Total Belgium		491
Bermuda - 0.3%		
Catlin Group	3,250	17
Lancashire Holdings*	22,203	157
Total Bermuda		174

Canada - 1.1%		
Bank of Montreal	1,300	43
CGI Group, Cl A*	23,920	212
EnCana	3,250	149
Metro, Cl A	100	3
Potash Corp of Saskatchewan	1,300	112
Royal Bank of Canada	2,500	89
Toronto-Dominion Bank	1,900	75
Total Canada		683
China - 0.4%		
Renhe Commercial Holdings*	1,170,000	243
SunVic Chemical Holdings	8,000	1
Total China		244
Denmark - 1.0%		
Danske Bank A/S	600	7
Novo Nordisk A/S, Cl B	12,500	595
Total Denmark		602
Finland - 1.3%		
Nokia OYJ	54,100	768
Total Finland		768
France - 11.4%		
Alstom	10,800	673
AXA	75	1
BNP Paribas	9,100	479
Cie de Saint-Gobain	17,842	640
CNP Assurances	280	22
France Telecom	54,818	1,217
Groupe Eurotunnel*	8,915	46
LVMH Moet Hennessy Louis Vuitton	3,100	234
Rallye	2,146	44
Sanofi-Aventis	18,958	1,098
Societe Generale	3,338	171
Thomson*	19,569	26
Total	15,230	762
Vivendi	53,611	1,442
Total France		6,855
Germany - 7.2%		
Aareal Bank	5,483	51
Allianz SE	11,066	1,021
BASF SE	602	23
Cewe Color Holding	836	21
Daimler	712	25
Demag Cranes	2,458	52
Deutsche Boerse	7,500	546
Deutsche Lufthansa	53,506	673
E.ON	32,682	1,097
Freenet*	62	-
Hannover Rueckversicherung	1,943	63
Koenig & Bauer	565	6
Medion	1,527	12
MTU Aero Engines Holding	1,486	50
Muenchener Rueckversicherungs	4,267	582
Rheinmetall	2,323	98
Siemens	55	4
Total Germany		4,324
Greece - 0.2%		
National Bank of Greece	5,961	124
Total Greece		124
Hong Kong - 1.2%		
Cathay Pacific Airways	20,000	23
CLP Holdings	500	3
Courage Marine Group	17,000	2
Dickson Concepts International	98,000	30
Hong Kong Exchanges and Clearing	34,900	402
Keck Seng Investments	18,000	7
Kowloon Development	14,000	7
Modern Beauty Salon Holdings	92,000	7
Oriental Press Group	66,000	6
Pacific Basin Shipping	15,373	8
Regal Hotels International Holdings	32,400	6
Sun Hung Kai Properties	21,000	217
Tai Fook Securities Group	28,000	5
VTech Holdings	3,534	18
Wing On Co International	7,000	7
Total Hong Kong		748
Ireland - 1.5%		
CRH	18,250	471
Experian	69,500	458
Total Ireland		929

Italy - 0.9%		
Banca Popolare dell'Emilia Romagna	169	2
De'Longhi*	6,503	15
Exor*	26	-
Indesit	16,007	80
Milano Assicurazioni	521	2
Pirelli & C SpA	157,310	61
Saipem SpA	14,100	301
UniCredit	43,989	107
Total Italy		568
Japan - 23.5%		
77 Bank	3,000	15
Aichi Machine Industry	9,000	21
Alfresa Holdings	400	16
Allied Telesis Holdings*	15,800	8
Aloka	800	6
Alpine Electronics	500	4
Alps Electric	2,924	16
Arcs	6,500	80
Argo Graphics	1,700	16
Brother Industries	11,511	94
Calsonic Kansei	19,625	37
Canon	50	1
Central Japan Railway	1	6
Chubu Steel Plate	12,700	79
Combi	1,500	11
Cosmo Oil	1,000	3
Crescendo Investment	12	17
CSK Holdings*	3,800	20
Dai Nippon Printing	17,000	180
Daido Kogyo	8,000	13
Daihatsu Diesel Manufacturing	2,000	10
Daiichi Jitsugyo	4,000	10
Daiichikosho	4,200	34
Daishi Bank	8,000	30
Daito Bank	13,000	8
Daito Trust Cons	7,200	300
Daiwa Securities Group	37,000	194
East Japan Railway	1,700	96
Ebara*	11,000	30
Fuji Soft	3,200	45
FUJIFILM Holdings	7,400	190
Fujitsu	700	3
Fujitsu Frontech	600	5
Futaba	2,200	39
Hanwa	32,000	91
Haruyama Trading	1,500	5
Haseko*	500	-
Hino Motors	30,000	86
HIS	2,800	44
Hitachi	262,000	916
Hitachi Information Systems	2,900	51
Hitachi Software Engineering	6,557	81
Hitachi Systems & Services	2,800	29
Hyakugo Bank	6,000	30
Ibiden	12,100	354
Inui Steamship	800	5
Itoham Foods	20,000	61
Japan Automobile Auction	21	19
JFE Shoji Holdings	35,000	99
JMS	3,000	11
Jupiter Telecommunications	720	507
JVC Kenwood Holdings*	68,500	41
Kagoshima Bank	3,000	20
Kaken Pharmaceutical	3,000	25
Kanto Auto Works	3,400	37
Komori	1,400	13
Kyocera	4,000	311
Kyoei Steel	600	12
Leopalace21	14,700	108
Marubeni	38,000	138
Marudai Food	5,000	11
McDonald's Japan	15,000	258
Mercian	59,000	102
Mimasu Semiconductor Industry	1,500	17
Mitani	500	2
Mitsubishi UFJ Financial	69,600	380
Mitsui	54,000	573
Morinaga Milk Industry	4,000	12

Musashi Seimitsu Industry	200	3
Namura Shipbuilding	9,300	38
NEC*	29,000	96
NEC Electronics*	11,000	116
NET One Systems	52	66
NIC	2,100	8
NIFTY	10	9
Nihon Unisys	2,900	18
Nintendo	3,300	887
Nippo	15,000	113
Nippon Flour Mills	6,000	23
Nippon Road	3,000	8
Nippon Shinyaku	10,000	89
Nippon Soda	8,000	26
Nippon Steel	700	2
Nippon Steel Trading	1,000	1
NIS Group*	5,900	3
Nishimatsu Construction	40,000	34
Nissan Motor	145,400	759
Nissan Shatai	1,000	6
Nisshin Seifun Group	5,500	57
Nisshin Steel	11,000	21
NSD	2,500	20
NTT	26,100	983
Ohsho Food Service	4,700	71
Okinawa Electric Power	300	14
Otsuka Kagu	1,500	11
Prima Meat Packers	17,735	20
QP	7,208	70
Ricoh Leasing	100	1
San-In Godo Bank	4,000	31
Seiko Epson	11,300	160
Seino Holdings	7,000	38
Shin-Etsu Chemical	8,600	418
Shinsei Bank	5,000	7
Shinsho	3,000	5
Sony	9,600	249
Sorun	4,700	19
Stanley Electric	17,600	250
Sumikin Bussan	3,000	6
Sumitomo Mitsui Financial Group	25,600	888
Sumitomo Osaka Cement	17,000	38
Sumitomo Pipe & Tube	14,800	78
Taikisha	2,402	27
Takefuji	4,420	24
Takeuchi Manufacturing	4,600	33
Takuma*	27,000	42
Techno Ryowa	1,200	6
Tokyo Electric Power	15,500	363
Tokyo Electron	5,754	263
Topy Industries	6,000	9
Toshiba TEC	12,000	43
Toyo Engineering	7,000	22
Toyo Kohan	3,000	12
Toyota Auto Body	1,200	19
Toyota Motor	18,500	732
TS Tech	3,700	46
Usen*	3,332	4
Watabe Wedding	3,900	62
West Japan Railway	34	104
Yamada Denki	7,850	362
Yamaguchi Financial Group	1,000	10
Yamazaki Baking	8,000	82
Yamazen	2,000	6
Yasunaga	2,100	6
Total Japan		14,123
Luxembourg - 0.8%		
Regus	14,865	17
SES	26,400	477
Total Luxembourg		494
Netherlands - 6.1%		
Aegon	20,120	101
ASML Holding	26,400	554
EADS	5,793	84
Gamma Holding	57	-
Heijmans	792	5
ING Groep	10,022	91
Nutreco Holding	119	4
OCE	9,746	62

Royal Dutch Shell, Cl A	74,509	1,709
Royal Dutch Shell, Cl B	2,513	57
Royal Philips	28,661	517
TNT	53	1
Unilever	25,005	495
Van der Moolen Holding*	3,348	10
Total Netherlands		3,690
New Zealand - 0.0%		
Sky Network Television	210	-
Total New Zealand		-
Norway - 0.2%		
Norsk Hydro	5,600	25
Norske Skogindustrier ASA*	33,625	79
StatoilHydro	43	1
Total Norway		105
Singapore - 3.0%		
DBS Group Holdings	119,000	757
Ezra Holdings	187,000	116
Golden Agri-Resources	686,400	169
Jardine Cycle & Carriage	59,526	569
Macquarie International Infrastructure Fund	550,000	125
Rotary Engineering	68,000	20
Singapore Petroleum	19,000	43
UOB-Kay Hian Holdings	22,000	19
Total Singapore		1,818
Spain - 2.3%		
Banco Santander	75,912	730
BBVA	22,939	249
Construcciones y Auxiliar de Ferrocarriles	27	10
Grifols	18,600	326
Telefonica	3,052	58
Total Spain		1,373
Sweden - 1.4%		
Beijer Alma AB	300	3
Hennes & Mauritz AB, Cl B	13,090	583
Industrivarden AB, Cl A	2,056	19
Investor AB, Cl A	6,101	84
Lundbergforetagen AB, Cl B	442	17
Nordea Bank AB	12,039	90
Peab AB	1,000	4
Skanska AB, Cl B	4,123	44
Total Sweden		844
Switzerland - 9.7%		
ABB*	26,100	369
Adecco	7,450	293
Bell Holding	28	33
Credit Suisse Group	25,029	978
Lonza Group	5,250	482
Nestle	17,350	566
Novartis	25,885	980
PSP Swiss Property*	701	33
Roche Holding	5,710	720
Syngenta	3,200	683
Walter Meier, Cl A	49	2
Xstrata	69,900	616
Zurich Financial Services	263	49
Total Switzerland		5,804
United Kingdom - 16.9%		
Aggreko	2,522	21
AstraZeneca (GBP)	37,710	1,320
AstraZeneca (SEK)	317	11
Autonomy*	37,400	785
Aveva Group	94	1
Aviva	1,542	7
BAE Systems	108,503	571
Barclays	183,100	743
BG Group	70,200	1,121
BHP Billiton	127	3
BP	48,800	345
Bradford & Bingley (B)	34,425	-
British American Tobacco	11,800	285
Character Group	1,228	1
Chaucer Holdings	257	-
Colliers Cre	3,314	1
Drax Group	3,648	28
DS Smith	13,756	16
Game Group	25,523	74
Hilton Food Group	1,087	3
HSBC Holdings	122,712	873

International Power	5,857	21
J Sainsbury	302	1
Lloyds Banking Group	200	-
Micro Focus International	2,371	11
Mondi	2,231	6
Prudential	102,800	591
Reckitt Benckiser Group	12,502	491
Renew Holdings	9,692	5
Rio Tinto	16,250	660
Stagecoach Group	10,878	21
Standard Chartered	34,118	528
Tenon Group	7,109	5
Tesco	116,800	579
Tullett Prebon	12,684	50
Tullow Oil	43,900	518
Vodafone Group	244,000	448
Wolseley	351	6
Total United Kingdom		10,150
Total Foreign Common Stock (Cost $66,024)		**56,253**
Foreign Preferred Stock - 0.1%		
Italy - 0.1%		
Exor*	3,908	32
Total Italy		32
Total Foreign Preferred Stock (Cost $111)		**32**
Money Market Fund - 0.0%		
Dreyfus Cash Management Fund, Institutional Class, 0.700% (A)	14,601	15
Total Money Market Fund (Cost $15)		**15**
Total Investments - 98.8% (Cost $69,141)†		**59,461**
Other Assets and Liabilities, Net - 1.2%		**702**
Total Net Assets - 100.0%		**$ 60,163**

* Non-income producing security.

144A - Security exempt from registration under Rule 144A of the securities Act of 1933. This security may be resold in transactions exempt from registration, normally to qualified institutional buyers. On April 30, 2009, the value of these securities amounted to $800 (000), representing 1.3% of the net assets of the Old Mutual International Equity Fund.

(A) The rate reported represents the 7-day effective yield as of April 30, 2009.

(B) Security fair valued using methods determined in good faith according to procedures adopted by the Valuation Committee designated by the Board of Trustees. On April 30, 2009, the aggregate value of these securities was $0, representing 0.0% of the net assets of the Old Mutual International Equity Fund.

ADR - American Depositary Receipt
Cl - Class
GDR - Global Depositary Receipt

† At April 30, 2009, the approximate tax basis cost of the Fund's investments was $69,141 (000), and the unrealized appreciation and depreciation were $3,134 (000) and $(12,814) (000), respectively.

Amounts designated as "-" are either $0 or have been rounded to $0.
Cost figures are shown with "000's" omitted.

FAS 157 Footnote Disclosure:

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

Level 1 – quoted prices in active markets for identical securities
Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.
A summary of the inputs used as of April 30, 2009 in valuing the Fund's net assets were as follows:

Valuation Inputs	Investments (000)
Level 1 – quoted prices	$ 8,183
Level 2 – other significant observable inputs	51,278
Level 3 – significant unobservable inputs	-
Total	$ 59,461

For information regarding the Fund's policy regarding valuation of investments and other significant accounting policies, please refer to the Fund's most recent semi-annual or annual financial statements.

Old Mutual International Bond Fund

SCHEDULE OF INVESTMENTS
AS OF APRIL 30, 2009 (UNAUDITED)

Description		Face Amount (000)/ Shares	Value (000)
Foreign Government Bonds - 84.4%			
Australia Government Bond			
6.000%, 02/15/17	AUD	400	$ 321
Bundesrepublik Deutschland			
5.375%, 01/04/10	EUR	100	136
4.750%, 07/04/34 (C)	EUR	220	319
3.750%, 01/04/15	EUR	50	70
3.750%, 01/04/19	EUR	900	1,245
3.500%, 01/04/16	EUR	60	83
Development Bank of Japan			
2.300%, 03/19/26 (C)	JPY	170,000	1,729
European Investment Bank MTN,			
4.750%, 08/05/10	EUR	200	276
Finland Government Bond			
2.750%, 09/15/10	EUR	430	580
French Government Bond			
4.750%, 04/25/35 (C)	EUR	390	561
Hellenic Republic Government Bond			
3.900%, 08/20/11	EUR	430	581
Italy Buoni Poliennali Del Tesoro			
5.250%, 08/01/11	EUR	415	586
Kingdom of Denmark			
5.000%, 11/15/13	DKK	910	176
4.000%, 11/15/15 (C)	DKK	2,400	445
4.000%, 11/15/17	DKK	3,300	608
Netherlands Government Bond			
4.500%, 07/15/17 (C)	EUR	650	923
Norway Government Bond			
6.000%, 05/16/11	NOK	610	100
Portugal Obrigacoes do Tesouro OT			
5.850%, 05/20/10	EUR	405	560
Royal Bank of Scotland MTN,			
6.934%, 04/09/18	EUR	100	103
Spain Government Bond			
3.250%, 07/30/10	EUR	430	583
United Kingdom Gilt			
4.750%, 06/07/10	GBP	220	340
4.500%, 03/07/19	GBP	110	176
Total Foreign Government Bonds (Cost $10,583)			**10,501**
Foreign Bonds - 5.6%			
BAT Holdings MTN,			
2.319%, 05/16/10 (B)	EUR	70	91
Citigroup			
2.400%, 10/31/25	JPY	10,500	52
Enel SpA MTN,			
5.625%, 06/21/27 (C)	EUR	460	556
Total Foreign Bonds (Cost $893)			**699**
Corporate Bonds - 3.3%			
Suntrust Bank			
3.000%, 11/16/11	$	200	206
Wells Fargo			
3.000%, 12/09/11		200	206
Total Corporate Bonds (Cost $413)			**412**
Money Market Fund - 5.6%			
Dreyfus Cash Management Fund, Institutional Class, 0.700% (A)		698,163	698
Total Money Market Fund (Cost $698)			**698**
Total Investments - 98.9% (Cost $12,587)†			**12,310**
Other Assets and Liabilities, Net - 1.1%			**143**
Total Net Assets - 100.0%			**$ 12,453**

As of April 30, 2009, the Fund had the following forward foreign currency contracts outstanding:

Counterparty	Settlement Date	Currency to Deliver		Currency to Receive		Unrealized Appreciation (Depreciation) (000)
Barclays Capital	06/17/09	USD	(30,606)	AUD	48,000	$ 4
Deutsche Bank	05/26/09	USD	(79,933)	BRL	190,000	6
Barclays Capital	06/17/09	USD	(139,888)	CAD	174,910	7
Deutsche Bank	08/06/09	USD	(25,815)	CLP	15,000,000	-
Citibank	05/26/09	USD	(204,126)	CNY	1,400,000	1
Royal Bank of Scotland	06/17/09	USD	(302,291)	DKK	1,781,000	14
Barclays Capital	06/17/09	USD	(3,269,966)	EUR	2,562,571	119
Foreign Exchange Broker	06/17/09	USD	(220,000)	EUR	175,006	12
JP Morgan	06/17/09	USD	(286,185)	EUR	223,000	9
Barclays Capital	06/17/09	USD	(812,419)	GBP	560,305	16
Deutsche Bank	08/06/09	USD	(62,622)	INR	3,200,000	1
Credit Suisse First Boston	08/06/09	USD	(62,231)	KRW	83,000,000	3
Deutsche Bank	08/06/09	USD	(21,627)	MXN	300,000	-
Credit Suisse First Boston	06/17/09	USD	(144,056)	NOK	986,065	6
Royal Bank of Scotland	08/06/09	USD	(12,719)	PEN	40,000	1
Credit Suisse First Boston	08/06/09	USD	(61,909)	PHP	3,000,000	-
Deutsche Bank	05/26/09	USD	(58,945)	RUB	2,000,000	1
Barclays Capital	06/17/09	USD	(497,603)	SEK	4,392,091	49
Citibank	06/17/09	AUD	(160,504)	EUR	80,937	(9)
Citibank	06/17/09	AUD	(1,501,091)	USD	960,901	(126)
JP Morgan	06/17/09	AUD	(71,618)	USD	45,431	(6)
Citibank	06/17/09	CAD	(343,203)	AUD	428,468	22
Credit Suisse First Boston	06/17/09	CAD	(260,753)	NOK	1,438,159	-
Deutsche Bank	06/17/09	CAD	(216,891)	SEK	1,542,096	10
JP Morgan	06/17/09	CAD	(42,174)	USD	32,764	(3)
JP Morgan	06/17/09	CHF	(151,351)	EUR	100,000	-
Credit Suisse First Boston	06/17/09	CHF	(53,139)	USD	45,900	(1)
Deutsche Bank	06/17/09	CHF	(3,000)	USD	2,593	-
JP Morgan	05/26/09	CNY	(500,000)	USD	73,126	-
Credit Suisse First Boston	06/17/09	DKK	(3,202,335)	EUR	428,693	(1)
Deutsche Bank	06/17/09	DKK	(876,919)	SEK	1,332,917	10
Citibank	06/17/09	DKK	(3,955,361)	USD	681,019	(21)
Citibank	06/17/09	EUR	(506,482)	CAD	804,294	4
JP Morgan	06/17/09	EUR	(400,632)	CHF	595,740	(7)
Credit Suisse First Boston	06/17/09	EUR	(120,000)	GBP	108,290	1
Deutsche Bank	06/17/09	EUR	(85,496)	GBP	80,000	5
Citibank	06/17/09	EUR	(5,065,673)	JPY	616,664,641	(441)
Credit Suisse First Boston	06/17/09	EUR	(90,000)	NOK	780,525	-
Barclays Capital	06/17/09	EUR	(158,996)	USD	210,000	-
Credit Suisse First Boston	06/17/09	EUR	(45,160)	USD	60,000	-
Deutsche Bank	06/17/09	EUR	(30,893)	USD	40,000	(1)
JP Morgan	06/17/09	EUR	(527,593)	USD	679,039	(18)
Royal Bank of Scotland	06/17/09	EUR	(33,809)	USD	45,000	-
Citibank	06/17/09	GBP	(326,105)	AUD	736,785	51
Citibank	06/17/09	GBP	(577,676)	EUR	658,058	16
Deutsche Bank	06/17/09	JPY	(32,032,723)	AUD	526,854	56
Citibank	06/17/09	JPY	(35,059,905)	EUR	270,000	1
Deutsche Bank	06/17/09	JPY	(85,740,952)	EUR	669,224	15
Deutsche Bank	06/17/09	JPY	(192,563,959)	USD	2,022,731	68
JP Morgan	06/17/09	JPY	(28,460,000)	USD	290,361	2
Barclays Capital	06/17/09	NOK	(32,122)	EUR	3,655	-
Citibank	06/17/09	NOK	(808,211)	SEK	1,039,500	6
Barclays Capital	06/17/09	NOK	(48,000)	USD	6,781	-
JP Morgan	06/17/09	NOK	(229,722)	USD	32,271	(3)
Citibank	06/17/09	SEK	(2,163,470)	EUR	191,458	(16)
Credit Suisse First Boston	06/17/09	SEK	(6,002,767)	EUR	532,821	(42)
		Net unrealized depreciation				$ (179)

(A) - The rate reported represents the 7-day effective yield as of April 30, 2009.
(B) - Floating Rate Security - The rate reported on the Schedule of Investments represents the security's rate as of April 30, 2009.
(C) - All or portion of this security is held as cover for Forward Currency Contracts.

AUD - Australian Dollar
BRL - Brazilian Real
CAD - Canadian Dollar
CHF - Swiss Franc
CLP - Chilean Peso
CNY - Chinese Yuan Renminbi
DKK - Danish Krone
EUR - Euro
GBP - British Pound Sterling
INR - Indian Rupee
JPY - Japanese Yen
KRW - Korean Won
MTN - Medium Term Note
MXN - Mexican Peso
NOK - Norwegian Krone
PEN - Peruvian Nuevo Sol
PHP - Philippine Peso
RUB - Russian Ruble
SEK - Swedish Krona

† At April 30, 2009, the approximate tax basis cost of the Fund's investments was $12,587 (000), and the unrealized appreciation and depreciation
were $322 (000) and $(599) (000), respectively.

Amounts designated as "-" are either $0 or have been rounded to $0.
Cost figures are shown with "000's" omitted.

In March 2008, Statement of Financial Accounting Standards No. 161, Disclosures about Derivative Instruments and Hedging Activities ("SFAS 161") - an amendment of
FASB Statement No. 133, was issued and is effective for fiscal years and interim periods beginning after November 15, 2008. SFAS 161 requires enhanced disclosures about
how and why an entity uses derivative instruments and how derivative instruments affect an entity's financial position, financial performance, and cash flows.

The following is a summary of the fair values by risk exposure category of derivative instruments as of April 30, 2009:

Derivatives not accounted for as hedging instruments under Statement 133	Asset derivatives Fair value (000)		Liability derivatives Fair value (000)	
Foreign exchange contracts	$	527	$	(706)
Total	$	527	$	(706)

FAS 157 Footnote Disclosure:

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs
are summarized in three broad levels as follows:

    Level 1 – quoted prices in active markets for identical securities
    Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
    Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.
A summary of the inputs used as of April 30, 2009 in valuing the Fund's net assets were as follows:

Valuation Inputs	Investments (000)		Forward Foreign Currency Contracts* (000)	
Level 1 – quoted prices	$	698	$	-
Level 2 – other significant observable inputs		11,612		(179)
Level 3 – significant unobservable inputs		-		-
Total	$	12,310	$	(179)

 * Forward foreign currency contracts are not reflected in the Schedule of Investments and are valued at the unrealized appreciation/depreciation of
the instrument.

 For information regarding the Fund's policy regarding valuation of investments and other significant accounting policies, please refer to the Fund's most recent semi-annual or
annual financial statements.

Old Mutual Provident Mid-Cap Growth Fund

Description	Shares	Value
Money Market Fund		
Dreyfus Cash Management Fund, Institutional Class, 0.700% (A)	20,419	$ 20,419
Total Money Market Fund (Cost $20,419)		**20,419**
Total Investments (Cost $20,419)		**20,419**
Other Assets and Liabilities, Net		**(20,366)**
Total Net Assets		**$ 53**

(A) The rate reported represents the 7-day effective yield as of April 30, 2009.

FAS 157 Footnote Disclosure:

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

> Level 1 – quoted prices in active markets for identical securities
> Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
> Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.
A summary of the inputs used as of April 30, 2009 in valuing the Fund's net assets were as follows:

Valuation Inputs	Investments
Level 1 – quoted prices	$ 20,419
Level 2 – other significant observable inputs	-
Level 3 – significant unobservable inputs	-
Total	$ 20,419

On December 1, 2008, the Board of Trustees of Old Mutual Funds I approved the liquidation of the Fund. The final liquidating distribution to shareholders was made on May 4, 2009.

For information regarding the Fund's policy regarding valuation of investments and other significant accounting policies, please refer to the Fund's most recent semi-annual or annual financial statements.